Exhibit 2.1

EXECUTION VERSION

Stock PURCHASE AGREEMENT

BY AND AMONG

MAXAR TECHNOLOGIES INC.,

MAXAR TECHNOLOGIES HOLDINGS INC.

AND

Neptune Acquisition Inc.

Dated as of December 29, 2019

- i -

- ii -

EXHIBITS

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Distribution Agreement
Exhibit C	Form of IP Agreement
Exhibit D	R&W Insurance Policies

- iii -

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of December 29, 2019 (this “Agreement”), is by and among MAXAR TECHNOLOGIES INC., a Delaware corporation (“Neptune Parent”) and MAXAR TECHNOLOGIES HOLDINGS INC., a Delaware corporation (“Neptune Holdings” and, collectively with Neptune Parent, “Sellers”), and NEPTUNE ACQUISITION INC., a corporation existing under the laws of the Province of British Columbia (“Purchaser”). Sellers and Purchaser are each referred to as a “Party” and collectively as the “Parties.”

WHEREAS, Neptune Parent is the owner of all of the outstanding common shares of Maxar Technologies ULC, a British Columbia unlimited liability corporation, and Neptune Holdings is the owner of all of the outstanding common shares of MDA GP Holdings Ltd., a Canadian corporation, and all of the outstanding shares of common stock of MDA Systems Inc., a Delaware corporation (Maxar Technologies ULC, MDA GP Holdings Ltd. and MDA Systems Inc., collectively, the “Purchased Entities”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Sellers desire to sell, transfer and convey to Purchaser, and Purchaser desires to purchase and acquire from the Sellers, one hundred percent (100%) of the equity interests in the Purchased Entities (the “Purchased Entity Interests”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Sellers’ willingness to enter into this Agreement, CFFI Ventures Inc. (the “Guarantor”), has duly executed and delivered to Sellers a guaranty, dated as of the date of this Agreement, in favor of Sellers (the “Guaranty”); and

WHEREAS, simultaneously with the Closing, Sellers, Purchaser and certain of their respective Subsidiaries desire to enter into certain other agreements in connection with the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, on the terms and subject to the conditions of this Agreement, the Parties agree as follows:

Article I
DEFINITIONS

Section 1.1            Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Additional RADARSAT Insurance Policy” means an additional insurance policy (or an amendment to the RADARSAT Insurance Policy) in a form satisfactory to Purchaser, acting reasonably (it being understood that a policy on terms substantially consistent with the RADARSAT Insurance Policy will be deemed to be satisfactory), which provides the Additional Coverage, as it may be amended from time to time, such that the aggregate coverage for a RADARSAT-2 Failure equals fifty million dollars ($50,000,000).

“Adjustment Amount” means an amount (which may be a positive or negative amount or zero) equal to (a) if the Closing Working Capital is either greater than the Upper Collar Amount or less than the Lower Collar Amount, the Closing Working Capital, minus the Target Amount, and (b) if the Closing Working Capital is greater than or equal to the Lower Collar Amount and less than or equal to the Upper Collar Amount, zero (0).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For purposes of this Agreement, (a) Sellers shall not be Affiliates of Purchaser, nor, as of and after the Closing, of the Neptune Entities and (b) as of and after the Closing, the Neptune Entities shall be Affiliates of Purchaser.

“Ancillary Agreements” means the Distribution Agreement, the Intellectual Property Agreement and the Transition Services Agreement.

“Antitrust Approvals” means all approvals from Governmental Entities under applicable Antitrust Laws to permit the consummation of the Transaction and the other transactions contemplated by this Agreement.

“Antitrust Laws” means any applicable Law or other Legal Restraint designed to govern competition, trade regulation or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade, but excluding CFIUS.

“Base Purchase Price” means one billion dollars ($1,000,000,000).

“Benefit Plan” means any employee benefit, fringe benefit, supplemental unemployment benefit, retirement, pension, change of control, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock or other equity or equity-based, bonus, incentive, commission, deferred compensation, severance, termination, health, dental, vision, life, disability, insurance benefit, vacation/paid time off/sick days or other benefit plan, program, agreement or arrangement sponsored, contributed to or maintained by Sellers or any of their Subsidiaries for the benefit of any Business Employee or former employee, other than any employee benefit plan or program sponsored, maintained or contributed to by a Governmental Entity or required by applicable Law.

“Books and Records” means all books and records, including all of the work papers, personnel and employment records, financial and accounting records, purchase orders and invoices, sales orders and sales order log books, credit and collection records, inventory records, cost and pricing information, quality control records and manuals, repair and performance records, product development files, manufacturing manuals or records, correspondence and miscellaneous records with respect to customers, distributors, suppliers or other third parties.

“Business” means the business operated by the Neptune Entities in the fields of space robotics, space sensors, satellite payloads, antennas and subsystems, surveillance and intelligence systems, defense and maritime systems, aerospace engineering services and geospatial imagery, including products and services derived from such imagery, and, for the avoidance of doubt, excluding the business of Neptune Parent not operated by the Neptune Entities, including the SSL, Radiant and DigitalGlobe businesses.

“Business Day” means any day, other than a Saturday, Sunday or day on which commercial banks are required or authorized to be closed in New York, New York, Toronto, Ontario or Westminster, Colorado.

“Business Earth Station” means telemetry, tracking and control and transmitting and/or receiving earth station facilities, in each case that is either owned or leased for use exclusively by a Neptune Entity.

“Business Employee” means any employee of any Neptune Entity who is employed immediately prior to the Closing (including any such employee who is on sick leave, military leave, vacation, holiday, short-term or long-term disability or other similar leave of absence).

“Business Intellectual Property” means the Intellectual Property Rights that are exclusively owned by the Neptune Entities as of the Closing, but excluding the Intellectual Property Rights listed on Section 1.1(a) of the Seller Disclosure Schedules.

“Business IP Contract” means any Contract between one or more Persons (other than any Seller) and one or more Neptune Entities: (a) pursuant to which any Neptune Entity obtained any right or license, other than Standard IP Licenses, to any Person’s Intellectual Property Rights that are material to the conduct of the Business; or (b) by which any Neptune Entity has granted any Person(s) any right or license to any material Business Intellectual Property other than licenses entered into in the ordinary course in connection with the sale of products or provision of services by a Neptune Entity.

“Business Material Adverse Effect” means any event, change, development or effect (an “Effect”) that (a) has had, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Neptune Entities taken as a whole or (b) prevents or would reasonably be expected to prevent the Sellers from consummating the Transaction prior to the Outside Date substantially as contemplated by this Agreement; except that no Effect resulting or arising from, or in connection with, any of the following matters may be deemed, either alone or in combination, to constitute or contribute to a “Business Material Adverse Effect”:

(i)	general political, economic, business, monetary, financial or capital or credit market conditions or trends (including interest rates);

(ii)	any act of civil unrest, war or terrorism (including by cyberattack or otherwise), including an outbreak or escalation of hostilities involving Canada, the United States or any other country or the declaration by Canada, the United States or any other country of a national emergency or war;

(iii)	any Effect resulting from any natural disaster, weather development, man-made disaster, act of God or other force majeure events;

(iv)	the failure of the financial or operating performance of the Neptune Entities or the Business to meet internal, Neptune Parent, Purchaser, analyst or other external projections, forecasts or budgets for any period (provided that the causes underlying such failure, to the extent not otherwise excluded by this definition, will not be excluded pursuant to this clause (iv));

(v)	Neptune Parent’s share price or trading volume (provided that the causes underlying any such change in price or trading volume, to the extent not otherwise excluded by this definition, will not be excluded pursuant to this clause (v));

(vi)	any action taken or omitted to be taken by Sellers or any of their Subsidiaries or any of their respective Representatives (A) at the written request of, or with the written consent of Purchaser or any of its Representatives, or as expressly contemplated or required by this Agreement or (B) which action or omission is required by Law;

(vii)	the execution, announcement, pendency or consummation of this Agreement, the Transaction or the other transactions contemplated by this Agreement, or the identity of Purchaser or its Affiliates or any communication by Purchaser or any of its Affiliates (including in respect of its plans or intentions (including in respect of the Business Employees)), including any loss of Business Employees, customers, suppliers, distributors, licensees, licensors, collaboration partners or other business relationships resulting from any of the foregoing;

(viii)	any actions taken or omitted to be taken by Purchaser or any of its Affiliates, or any of their respective Representatives;

(ix)	any failure or diminution in the performance of, or any reduction in the availability of, the RADARSAT-2 or Radarsat Constellation Mission satellite systems, or the failure of the RADARSAT-2 or Radarsat Constellation Mission satellite systems to meet any operational performance goals or forecasts (including the failure of any RADARSAT Constellation Mission satellite to become fully operational); and

(x)	changes in any Law (including any proposed Law) or IFRS or other applicable accounting principles or standard or, in each case, any interpretations thereof;

except that, in the case of the foregoing clauses (i) through (iii), to the extent that the Neptune Entities taken as a whole are disproportionately adversely impacted relative to other similarly situated Persons operating in the industries in which the Neptune Entities operate, such Effect may constitute or contribute to a “Business Material Adverse Effect” to the extent of such incremental disproportionate adverse impact relative to such Persons and, in each case, if not otherwise excluded by this definition.

“Business Registered Intellectual Property” means the Registered Intellectual Property set forth on Section 1.1(b) of the Seller Disclosure Schedules.

“Business Satellite” means (a) each satellite owned by a Neptune Entity, whether or not in orbit, and (b) each satellite in production which is owned or expected to be owned by a Neptune Entity, in the case of each of clause (a) and (b), which is exclusively used by (or intended for use in) the Business.

“Business Trademarks” means the Trademarks included in the Business Registered Intellectual Property and set forth on Section 1.1(c) of the Seller Disclosure Schedules.

“Cash Amounts” means, of any Person and as of any time, all cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts, in each case, of such Person as of such time; provided that Cash Amounts shall (a) exclude the aggregate amount of checks or drafts written by such Person that remain uncleared as of such time and (b) include the amount of checks and drafts received but not yet posted by such Person and not yet posted as of such time.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means (a) a written notice issued by CFIUS that the Transaction and the other transactions contemplated by this Agreement are not a covered transaction as that term is defined in 31 C.F.R. § 800.207 or a pilot program covered transaction as that term is defined in 31 C.F.R. § 801.201 and not subject to review under the DPA; (b) CFIUS has concluded an assessment, review or investigation of the CFIUS Filing under the DPA and there are no unresolved national security concerns with respect to the Transaction and the other transactions contemplated by this Agreement; or (c) if CFIUS has sent a report to the President of the United States requesting the President’s decision on the CFIUS Filing, then (i) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement, or (ii) the President has not taken any action after fifteen (15) days from the date the President received such report from CFIUS.

“CFIUS Filing” means a declaration or notice under the DPA with respect to the transactions contemplated by this Agreement prepared and submitted to CFIUS by the Parties pursuant to Section 5.1.

“Closing Cash” means the aggregate amount of all Cash Amounts of the Neptune Entities as of immediately prior to the Closing, after giving effect to the repayment of Closing Indebtedness at Closing.

“Closing Indebtedness” means all Indebtedness of the Neptune Entities as of immediately prior to the Closing, other than (i) intercompany Indebtedness among the Neptune Entities and (ii) Indebtedness that is repaid (or from which the Neptune Entities are released) concurrently with the Closing.

“Closing Purchase Price” means an amount equal to (a) the Base Purchase Price, plus (b) the Estimated Adjustment Amount, plus (c) the Estimated Cash Amount, plus (d) the Additional Coverage Premium Amount, minus (e) the RADARSAT Failure Amount, minus (f) the Estimated Closing Indebtedness Amount, minus (g) the Estimated Closing Transaction Expenses Amount.

“Closing Transaction Expenses” means, to the extent unpaid as of the Closing and excluded from Working Capital, the aggregate amount of all costs, fees, expenses, commissions and disbursements incurred or payable by the Neptune Entities for or with respect to (a) all payments in respect of equity-based or equity-like interests, retention, transaction-related severance (excluding any severance arising from the termination of any employment at the request of, or due to the actions of, the Purchaser), transaction bonus, change in control or other similar payments paid or required to be paid to any directors, employees or independent contractors of the Neptune Entities, in each case, upon or following the consummation of the transactions contemplated hereby (including the employer portion of any payroll, social security, unemployment or similar Taxes related thereto) (but excluding, for the avoidance of doubt, any severance payments payable to employees whose employment terminates on or after the Closing), (b) payments to be made pursuant to or upon the termination of any contract between any Seller and any of their Affiliates (other than the Neptune Entities), on the one hand, and any Neptune Entity, on the other hand, to be terminated in connection with the Closing (including any accrued and unpaid management, consulting, director or service fees and expenses thereunder), and (c) the cost of D&O Insurance.

“Closing Working Capital” means the Working Capital as of immediately prior to the Closing.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” means any affiliated, combined, consolidated, unitary or similar group Tax Return that includes any Seller or any of its Subsidiaries (other than a Neptune Entity), on the one hand, and any of the Neptune Entities, on the other hand.

“Competition Act” means the Competition Act (Canada).

“Contamination” means the emission, discharge, leak, spill, disposal, placement or release of any Hazardous Material to, on, onto or into the environment.

“Contract” means any contract, lease, license, commitment, customer order, loan or credit agreement, indenture or agreement, other than a Permit or a Benefit Plan.

“Covered Losses” means, subject to Section 9.7, losses, liabilities, claims, fines, deficiencies, damages, payments, Taxes, penalties and reasonable attorneys’ and accountants’ fees and disbursements.

“Debt Financing Entities” means the Debt Financing Sources and their current or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners and their successors and assigns.

“Debt Financing Sources” means the Persons that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Debt Commitment Letter or in connection with all or any part of the Debt Financing described in the Debt Commitment Letter (or any replacement debt financings) in connection with the transactions contemplated by this Agreement, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto.

“Defined Benefit Plan” means a Benefit Plan which contains a “defined benefit provision” as defined in Section 147.1(1) of the Tax Act.

“Distribution Agreement” means the distribution agreement in substantially the form attached as Exhibit B hereto, with such changes as shall be mutually agreed between the parties thereto.

“DPA” means Section 721 of the Defense Production Act of 1950, 50 U.S.C. § 4565, as amended, and the implementing regulations thereof, codified at 31 C.F.R. Part 800 et seq.

“EAR” means the Export Administration Regulations, 15 C.F.R. §§ 730–774, as amended, administered by the Bureau of Industry and Security of the U.S. Department of Commerce.

“Environmental Laws” means, collectively, any and all Laws and Judgments relating to Contamination or Hazardous Materials.

“Environmental Permits” means all Permits with respect to Environmental Laws.

“Excise Tax Act” means the Excise Tax Act (Canada).

“Existing Credit Agreement” means that certain Restated Credit Agreement, dated as of October 5, 2017, among Neptune Parent, as borrower, Royal Bank of Canada, as administrative agent and collateral agent, and the lenders from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time prior to the date of this Agreement, including by that certain First Amending Agreement, dated as of December 21, 2018, that certain Second Amending Agreement, dated as of December 21, 2018 (as amended by that certain Amending Agreement, dated as of January 15, 2019), that certain Third Amending Agreement, dated as of November 4, 2019, that certain Fourth Amending Agreement, dated as of December 11, 2019, and that certain Fifth Amending Agreement, dated as of December 19, 2019.

“Export Controls” means any and all laws and regulations controlling the export of any goods, technology or services, including: (a) those administered by the Export Controls Division of Global Affairs Canada, the Controlled Goods Directorate of Public Services and Procurement Canada, and the Canadian Industrial Security Directorate; and (b) the Export Control Reform Act of 2018, the EAR, the Arms Export Control Act and the ITAR.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Government Official” means (a) any public or elected official, officer, employee (regardless of rank), or Person acting on behalf of a Governmental Entity, state-owned or state-controlled company, public international organization or political party, (b) any Person acting as an agent of any such Person, and (c) any other Person that would be deemed to be a “government official” under applicable Anti-Corruption Laws.

“Governmental Entity” means any national, state, local, provincial, regional, supranational or foreign government or court, administrative agency or commission, or other national, state, local, provincial, regional, supranational or foreign governmental authority or instrumentality, in the case of each of the foregoing, of competent jurisdiction.

“Hazardous Material” means any substance, pollutant, contaminant, material and waste that is classified in any applicable Environmental Laws as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, radioactive materials and radon gas, and any other material or substance which may pose a threat to the environment or to human health or safety.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Indebtedness” means any of the following, without duplication: (a) any indebtedness of such Person for borrowed money; (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit (but solely to the extent that amounts have actually been drawn and are outstanding thereunder); (d) all obligations of the type referred to in each of clauses (a) through (c) of any Person for the payment of which such Person is responsible or liable as obligor or guarantor; (e) any amounts that are accrued as a current liability for income Taxes (but solely to the extent that such amount exceeds any amount accrued as a current asset for income Taxes) on the Books and Records of the Neptune Entities as of the Closing Date in accordance with the Transaction Accounting Principles; (f) any finance lease obligations of such Person as determined in accordance with the Transaction Accounting Principles (but in any case excluding any lease obligations of such Person that would not have been capitalized in accordance with IAS 17 for financing leases as implemented before the effective date of IFRS 16); and (g) the net aggregate amount (which, for the avoidance of doubt, may be a positive or negative number) of all obligations of such Person under any interest rate and foreign exchange hedging arrangements and other swap transactions (with the amount of any such obligations to be equal to the termination value of such arrangement or transaction giving rise to such obligation as would be payable upon termination thereof on the Closing Date); provided, that the amount of clause (e) of this definition shall be determined (i) as of the end of the Closing Date, (ii) by taking into account all Closing Transaction Expenses or amounts that would be Closing Transaction Expenses except for the fact that such expenses were paid prior to Closing, (iii) on the assumption that all available discretionary deductions, credits and reserves will be claimed and (iv) by excluding all deferred Tax liabilities and deferred Tax assets.

“Information Technology” means computer systems and other equipment or hardware (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and telecommunications systems) owned by a Neptune Entity and used in the general operation of the Business; provided that Information Technology does not include (a) any Software or (b) any equipment or other Technology licensed or leased (as applicable) to a Neptune Entity by a third party.

“Intellectual Property Cross License” means the intellectual property license, in substantially the form attached as Exhibit C hereto, with such changes as shall be mutually agreed between the parties thereto.

“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with: (a) patents and patent applications and similar or equivalent rights in inventions or designs (“Patents”); (b) trademarks, trade names, service marks, trade dress and other designations of origin (“Trademarks”); (c) trade secret and industrial secret rights, and rights in know-how and confidential or proprietary information, in each case that derive independent economic value from not being generally known (“Trade Secrets”); (d) copyrights and any other rights in works of authorship (including Software as a work of authorship) and any related rights of authors, including moral rights (“Copyrights”); (e) rights in domain names, uniform resource locators, social media identifiers and other names and locators associated with Internet addresses and sites (“Internet Properties”); and (f) all other similar or equivalent intellectual property rights anywhere in the world.

“Interest Rate” means a rate per annum equal to the three (3)-month LIBOR (as published by the ICE Benchmark Association, or, if not published by the ICE Benchmark Association, in another authoritative source selected by Neptune Parent) on the date the applicable payment was required to be made (or if no quotation for the three (3)-month LIBOR is available for such date, on the next preceding date for which such quotation is available), plus three hundred fifty (350) basis points.

“Investment Canada Act” means the Investment Canada Act (Canada).

“ITAR” means the International Traffic in Arms Regulations, 22 C.F.R. §§ 120-130, as amended, administered by DDTC.

“Judgment” means any judgment, injunction, order, decision, determination or decree of any Governmental Entity that, in each case, has the force of Law.

“Key Employee” means any Business Employee who has a base salary equal to or greater than three hundred thousand dollars ($300,000.00).

“Knowledge” means, with respect to Sellers, the actual knowledge of any Person listed in Section 1.1(d) of the Seller Disclosure Schedules, and with respect to Purchaser, the actual knowledge of any Person listed in Section 1.1(d) of the Purchaser Disclosure Schedules, in each case, after reasonable inquiry.

“Law” means any national, state, provincial, local, supranational or foreign law, statute, code, order, ordinance, rule, notice, decree, regulation or treaty (including any Tax treaty), in each case, promulgated by a Governmental Entity.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising; provided that in no event shall the Liabilities set forth in Section 1.1(e) of the Seller Disclosure Schedules be deemed to be a “Liability” of any Neptune Entity.

“Lien” means any mortgage, lien, pledge, security interest, charge or other similar encumbrance, other than, for the avoidance of doubt, restrictions on transfer arising under applicable securities Laws.

“Lower Collar Amount” means the product of (a) the Target Amount multiplied by (b) 0.95.

“Neptune Entities” means the Purchased Entities and each of their respective Subsidiaries as of immediately prior to the Closing.

“Neptune Entity Benefit Plan” means any Benefit Plan solely sponsored, maintained or contributed to by, or for, any Neptune Entity, or any Benefit Plan that is an agreement that is entered into between any Business Employee and any Neptune Entity.

“ordinary course of business” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the usual and ordinary course of the normal day-to-day operations of the Person.

“Organizational Documents” means, with respect to a Person, the certificate of incorporation, articles, bylaws or equivalent governing documents, as applicable, of such Person.

“Permits” means permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Entity; it being understood that Permits shall not include any Regulatory Approval, or Business International Trade Authorization.

“Permitted Liens” means the following Liens:

(a)          Liens disclosed on or reflected in the Business Financial Statements;

(b)          Liens for Taxes that are not yet delinquent or that are being contested by appropriate Proceedings and for which adequate accruals or reserves have been included in the Business Financial Statements;

(c)          statutory or common law Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen, vendors and other Liens imposed by Law and on a basis consistent with past practice or in the ordinary course of business;

(d)          Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security;

(e)          Liens incurred in the ordinary course of business securing Liabilities that are not material to the operations of the Neptune Entities, as a whole;

(f)          Liens deemed to be created by this Agreement or any other Transaction Document;

(g)         Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries;

(h)         non-exclusive licenses to Intellectual Property Rights or Technology;

(i)          any purchase money security interests, equipment leases or similar financing arrangements;

(j)          with respect to real property, the following items, but only to the extent that they do not materially interfere with the ordinary conduct of the Business:

(i)               defects or imperfections of title;

(ii)              easements, declarations, covenants, conditions, reservations, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate;

(iii)             zoning ordinances, variances, exceptions, conditional use permits and similar regulations, Permits, approvals and conditions, including legal non-conforming uses;

(iv)             Liens not created by Sellers or any of their Subsidiaries that affect the underlying fee interest of any leased real property (or any real property interest in any leased real property superior to that of Sellers or any of their Subsidiaries), including mortgages, deeds of trust, master leases or ground leases;

(v)              any set of facts that an accurate up to date survey would show;

(vi)             economic development and/or redevelopment agreements, Tax benefit or increment agreements, and business incentive agreements;

(k)          terms and conditions and rights of tenants in possession under all leases affecting any Transferred Owned Real Property or Transferred Leased Real Property; and

(l)           Liens that will be released in connection with the Closing.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Tax Period” means any Tax period beginning on or after the Closing Date, and, with respect to a Straddle Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period or portion thereof ending before the Closing Date.

“Proceedings” means any judicial or administrative actions, suits or proceedings by or before any Governmental Entity.

“Purchaser Disclosure Schedules” means those certain Purchaser Disclosure Schedules dated as of the date of this Agreement, provided by Purchaser to Sellers.

“RADARSAT Failure” means the complete loss of, damage to or failure of RADARSAT-2, such that it cannot be used for the intended commercial purposes of Neptune Parent.

“RADARSAT Failure Amount” means (a) if there has been a RADARSAT Failure prior to Closing, fifty million dollars ($50,000,000) plus, if an Additional RADARSAT Insurance Policy is not then in effect, an additional amount of fifteen million dollars ($15,000,000) for a total, in that event, of sixty-five million dollars ($65,000,000), and (b) otherwise, zero dollars ($0).

“RADARSAT Insurance Policy” means the insurance policy that provides loss of revenue coverage for RADARSAT-2 in an amount of twenty million dollars ($20,000,000), as it may be amended from time to time.

“RADARSAT Insurance Proceeds” means (a) any insurance proceeds that any Seller or any of their Subsidiaries (excluding the Neptune Entities) receive prior to the Closing Date, and any claim or accrual in respect thereof, and (b) any insurance proceeds Sellers or their Subsidiaries receive (including after the Closing Date) for claims arising during the period commencing on the date hereof until the Closing Date, pursuant to the RADARSAT Insurance Policy or any Additional RADARSAT Insurance Policy.

“Radiocommunication Act” means the Radiocommunication Act (Canada).

“Radiocommunication Act Approvals” means the authorization of the Minister of Innovation, Science and Economic Development Canada for the transfer of (a) the radio license relating to the Sapphire space station; and (b) the special authorization and radio license relating to the Cassiope space station, each pursuant to the Radiocommunication Act.

“Registered Intellectual Property” means all United States, international or foreign (a) Patent and Patent applications, (including provisional applications, divisionals, reissues, reexaminations, continuations and continuations-in-part); (b) registered Trademarks and applications to register Trademarks, and renewals thereof; (c) registered Copyrights and applications for Copyright registration, and renewals thereof; (d) registered Internet Properties; and (e) any other Intellectual Property Rights that are subject to any filing requirements with any state, provincial, federal, government or other public or quasi-public legal authority.

“Regulatory Approvals” means (a) Antitrust Approvals, (b) CFIUS Approval and (c) Radiocommunication Act Approvals.

“Representatives” of a Person means any Affiliate of such Person and its and their respective officers, directors, employees, financial advisors, attorneys, accountants and other advisors and representatives.

“Retained Business” means all businesses (other than the Business) conducted by Sellers or their Affiliates (other than the Neptune Entities) as of the date of this Agreement.

“Sanctions” means any and all laws, regulations and executive orders relating to economic or financial sanctions or trade embargoes or other restrictive measures administered, enacted or enforced by the Canadian government (including the departments of Global Affairs Canada and Public Safety Canada), the U.S. government (including the U.S. Department of State and OFAC), Her Majesty’s Treasury of the United Kingdom, the United Nations Security Council, the European Union or any of its member states or any other relevant national or supra-national authority, and including the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Canada), the Special Economic Measures Act (Canada), the United Nations Act (Canada) and the Criminal Code (Canada).

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules dated as of the date of this Agreement, provided by Sellers to Purchaser.

“Seller Marks” means (a) the corporate names of Sellers or any of their Subsidiaries and (b) any Trademarks owned by Sellers or their Subsidiaries, whether or not registered, in any jurisdiction, other than the Business Trademarks.

“Software” means computer software and code, including object code, source code, scripts, and related documentation, as the context requires.

“Straddle Period” means any taxable period that begins before the Closing Date and ends on or after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, unlimited liability company, partnership or other entity whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member. For purposes of this Agreement, from and after the Closing, no Neptune Entity shall be considered to be a Subsidiary of any Seller.

“Target Amount” means thirty-million dollars ($30,000,000).

“Tax” means any tax of any kind, including any Canadian, U.S. federal, state, provincial, local or non-U.S. income, estimated, sales, use, ad valorem, receipts, value added, goods and services, profits, license, withholding, payroll, employment, unemployment, excise, severance, premium, real or personal property, net worth, capital gains, transfer, stamp, capital stock, documentary, pension, social security, environmental, alternative or add-on minimum, business, occupation and franchise tax, customs duties, gross receipts, employer health, workers’ compensation health, employment insurance, health insurance and Canada, Quebec or government pension premiums, land transfer, education, surtax, occupancy, franchise and registration fees, import and export taxes, levies, imposts, and development, and any similar duty, assessment or governmental charge in the nature of a tax, in each case imposed by any Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Act” means the Income Tax Act (Canada).

“Tax Benefit” means any decrease in Taxes paid or payable or increase in a refund due, including any interest with respect thereto.

“Tax Proceeding” means any audit, claim, action, suit, proceeding, examination, investigation, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, election, claim for refund, estimate or information return or statement, designation, undertaking, waiver, notice, filing, form or certificate required to be filed with any Taxing Authority relating to Taxes or any administration, assessment, determination, collection, or imposition of Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration, assessment, determination, collection or imposition of any Tax.

“Technology” means tangible embodiments of Intellectual Property Rights, including documentation, materials, reports, data, databases, Software, algorithms and know-how, ideas, processes, methods, designs, formulae, recipes, technical information, tools, prototypes, designs, specifications, discoveries and inventions.

“Transaction Accounting Principles” means IFRS as applied by the Canadian operations of Neptune Parent included in the audited combined carve-out financial statements of Neptune Canada for the years ended December 31, 2017 and 2018.

“Transaction Documents” means this Agreement and the Ancillary Agreements.

“Transition Services Agreement” means the transition services agreement in substantially the form attached as Exhibit A hereto, with such changes as shall be mutually agreed between the parties thereto.

“Upper Collar Amount” means the product of (a) the Target Amount, multiplied by (b) 1.05.

“Working Capital” means, as of a specified time, the amount calculated by subtracting (a) the sum of the amounts as of such time for the current liability line items and the general ledger accounts shown on the Sample Closing Statement for the Business, from (b) the sum of the amounts as of such time for the current asset line items and general ledger accounts shown on the Sample Closing Statement for the Business, in each case, determined in accordance with the Transaction Accounting Principles; provided that in no event shall Working Capital include any amounts with respect to (i) Intercompany Arrangements or Intercompany Balances, (ii) any assets, rights, properties or Liabilities retained by Sellers, (iii) the RADARSAT Insurance Proceeds, or (iv) any income Tax assets or liabilities and any deferred Tax assets or Liabilities.

Section 1.2            Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section

Additional Coverage	Section 5.18
Additional Coverage Premium Amount	Section 5.18
Agreement	Preamble
Allocation	Section 6.1
Alternative Financing	Section 5.14(c)
Anti-Corruption Laws	Section 3.19(a)
Balance Sheet Date	Section 3.6(a)
Benefit Continuation Period	Section 5.7(b)
Business Balance Sheet	Section 3.6(a)
Business Financial Statements	Section 3.6(a)
Business Government Bid	Section 3.16(b)(iii)
Business Government Contract	Section 3.16(b)(iii)
Business International Trade Authorizations	Section 3.16(a)(ii)
Business Satellite Health Status Reports	Section 3.17(b)
Closing	Section 2.3
Closing Date	Section 2.3
Collection Fees and Expenses	Section 8.3(b)
Collective Bargaining Agreements	Section 3.15(k)
Commitment Letters	Section 4.4(b)
Confidentiality Agreement	Section 5.3(a)
Copyrights	Section 1.1
CSA	Article III
Current Representation	Section 10.14(a)
D&O Indemnifiable Claim	Section 5.13(a)
D&O Indemnified Party	Section 5.13(a)
D&O Insurance	Section 5.13(b)
DDTC	Section 5.17
Debt Commitment Letter	Section 4.4(a)
Debt Financing	Section 4.4(a)
Definitive Debt Financing Agreements	Section 5.14(a)
Dispute Notice	Section 2.5(d)
Dispute Resolution Period	Section 2.5(d)
Effect	Section 1.1
Enforceability Exceptions	Section 3.3
Equity Commitment Letter	Section 4.4(b)
Equity Financing	Section 4.4(b)
Estimated Adjustment Amount	Section 2.5(b)
Estimated Cash Amount	Section 2.5(b)
Estimated Closing Indebtedness Amount	Section 2.5(b)
Estimated Closing Transaction Expenses Amount	Section 2.5(b)
FAR	Section 3.16(b)(i)
Final Purchase Price	Section 2.5(g)
Financing	Section 4.4(b)
Financing Parties	Section 5.14(f)
GAAP	Section 1.1

Government Bid	Section 3.16(b)(ii)
Government Contract	Section 3.16(b)(ii)
Guarantees	Section 5.8(a)
Guarantor	Recitals
Guaranty	Recitals
Indemnified Party	Section 9.4(a)
Indemnifying Party	Section 9.4(a)
Independent Accounting Firm	Section 2.5(d)
Inside Date	Section 2.3
Intercompany Arrangements	Section 5.6(b)
Intercompany Balances	Section 5.6(a)
Interim Covenant Exceptions	Section 5.2(a)
Internal Restructuring	Section 5.6(d)
International Trade Laws	Section 3.16(a)(i)
Internet Properties	Section 1.1
Legal Restraint	Section 7.1(b)
Material Contract	Section 3.11(a)
Materials	Section 5.9(d)
Neptune Holdings	Preamble
Neptune Parent	Preamble
Non-Indemnified Claims	Section 5.12(b)
Outside Date	Section 8.1(d)
Parties	Preamble
Party	Preamble
Patents	Section 1.1
Post-Closing Statement	Section 2.5(c)
Pre-Closing Reorganization	Section 5.15(a)
Pre-Closing WC Claims	Section 5.10(b)
Purchase Price	Section 2.2
Purchase Price Allocations	Section 6.1
Purchased Entities	Recitals
Purchased Entity Interests	Recitals
Purchaser	Preamble
Purchaser Indemnified Parties	Section 9.2
Purchaser Material Adverse Effect	Section 4.1
Purchaser Sponsors	Section 4.4(b)
R&W Insurance Costs	Section 10.11(b)
R&W Insurance Policy	Section 4.8
RADARSAT Failure Amount	Section 1.1
RADARSAT Insurance Policy	Section 1.1
RADARSAT Insurance Proceeds	Section 1.1
Reimbursement Obligations	Section 5.14(d)(ii)
Required Information	Section 5.14(d)(i)(A)
Required Regulatory Approvals	Section 7.1(a)
Retained Business	Section 1.1
Reverse Termination Fee	Section 8.3(a)

Sample Closing Statement	Section 2.5(a)
Sanctioned Jurisdiction	Section 3.19(d)
Sanctioned Person	Section 3.19(d)
SEC	Article III
Section 338(g) Elections	Section 6.4(a)
Section 338(g) Subsidiary	Section 6.4(a)
Securities Act	Section 4.6
Seller Indemnified Parties	Section 9.3
Seller Representatives	Section 3.19(a)
Sellers	Preamble
Solvent	Section 4.4(i)
Specified Actions	Section 5.1(c)
Specified Liability	Section 9.2
Specified Termination	Section 8.3(a)
Third-Party Claim	Section 9.4(a)
Trade Secrets	Section 1.1
Trademarks	Section 1.1
Transaction	Section 2.1
Transferred Leased Real Property	Section 3.10(b)
Transferred Owned Real Property	Section 3.10(a)
WC Insurer	Section 5.10(b)
Workers Compensation Policies	Section 5.10(b)

Article II
PURCHASE AND SALE; CLOSING

Section 2.1            Purchase and Sale. On the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, transfer and convey to Purchaser, and Purchaser shall purchase from Sellers, all of the Purchased Entity Interests (the “Transaction”).

Section 2.2            Purchase Price. As consideration for the Purchased Entity Interests and the other obligations of Sellers pursuant to this Agreement, at the Closing, Purchaser shall pay to Neptune Parent or its designee(s), for the benefit of Sellers, the Closing Purchase Price (the Closing Purchase Price, as it may be adjusted in accordance with Section 2.5(h), the “Purchase Price”).

Section 2.3            Closing Date. The closing of the Transaction (the “Closing”) will take place at 9:00 a.m., New York City time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, (a) if all of the conditions to the Closing set forth in Article VII (other than those conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at or prior to the Closing) are satisfied or, to the extent permitted by applicable Law, waived by the party entitled to benefit thereof on or prior to February 27, 2020 (the “Inside Date”), then on the second (2nd) Business Day after the Inside Date, (b) if such conditions are not satisfied or, to the extent permitted by applicable Law, waived by the party entitled to the benefit thereof on or prior to the Inside Date, then on the second (2nd) Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions (other than those conditions which, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at or prior to the Closing) or (c) at such other time, place and date that Neptune Parent and Purchaser may agree in writing; provided, however, that, if but for the application of this proviso, this Section 2.3 would otherwise require that the Closing occur on a date that is after the fifteenth (15th) day of any calendar month, at Neptune Parent’s written election delivered to Purchaser no later than two (2) Business Days prior to the date on which the Closing would otherwise have occurred, the Closing shall take place at 9:00 a.m., New York City time, on the last Business Day of such calendar month or the first (1st) Business Day of the immediately succeeding calendar month if all of the conditions to the Closing set forth in Article VII (other than those conditions which, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at or prior to the Closing) are satisfied as of such time. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed to be effective at 12:01 a.m., New York City time, on the Closing Date.

Section 2.4            Closing Deliveries.

(a)           At the Closing, Purchaser shall deliver, or cause to be delivered, to Neptune Parent or its designee(s), for the benefit of Sellers, the following:

(i)               payment, by wire transfer(s) to one or more bank accounts designated in writing by Neptune Parent (such designation to be made by Neptune Parent at least two (2) Business Days prior to the Closing Date), an amount in immediately available funds equal to the Closing Purchase Price;

(ii)              the certificate to be delivered pursuant to Section 7.3(c); and

(iii)             if Purchaser or any of its Affiliates is to be party to any Ancillary Agreement, a counterpart of each such Ancillary Agreement, duly executed by Purchaser or its applicable Affiliate named as a party thereto.

(b)           At the Closing, Neptune Parent shall deliver, or cause to be delivered, to Purchaser the following:

(i)               the certificate to be delivered pursuant to Section 7.2(c);

(ii)              with respect to Purchased Entity Interests, certificates evidencing such Purchased Entity Interests, to the extent that such Purchased Entity Interests are in certificate form, duly endorsed in blank or with stock or share powers duly executed in proper form for transfer, and, to the extent such Purchased Entity Interests are not in certificated form, other evidence of ownership or assignment evidencing the transfer of the relevant Purchased Entity Interests;

(iii)             a counterpart of each Ancillary Agreement, duly executed by the applicable Seller or the applicable Affiliate of the Sellers named as a party thereto;

(iv)             from each Seller that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code) a certification of non-foreign status for purposes of Sections 1445 and 1446(f)(2) of the Code, dated as of the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B) (or, in the case of Section 1446(f)(2) of the Code, IRS Notice 2018-29 and Proposed Treasury Regulations Section 1.1446-2(b)(2)); and

(v)              written resignations or evidence of removal of each corporate director and officer of the Neptune Entities in his or her capacity as such, as Purchaser shall have requested in writing at least ten (10) Business Days prior to the Closing Date.

Section 2.5            Adjustment to Closing Purchase Price.

(a)           Section 2.5(a) of the Seller Disclosure Schedules sets forth, for illustrative purposes only, a calculation of Working Capital as of the Balance Sheet Date (the “Sample Closing Statement”).

(b)           No later than 5:00 p.m., New York City time, on the fifth (5th) Business Day prior to the anticipated Closing Date, Neptune Parent shall in good faith prepare or cause to be prepared and delivered to Purchaser a closing statement, prepared in accordance with the Transaction Accounting Principles, setting forth a good-faith estimate of (i) the Adjustment Amount (such estimate, the “Estimated Adjustment Amount”), (ii) Closing Cash (such estimate, the “Estimated Cash Amount”), (iii) the amount of Closing Indebtedness (such estimate, the “Estimated Closing Indebtedness Amount”), (iv) the amount of Closing Transaction Expenses (such estimate, the “Estimated Closing Transaction Expenses Amount”), and (v) the resulting Closing Purchase Price. The Estimated Adjustment Amount, Estimated Cash Amount, the Estimated Closing Transaction Expenses Amount and Estimated Closing Indebtedness Amount will be used to calculate the Closing Purchase Price to be paid by Purchaser to Neptune Parent at the Closing.

(c)           As promptly as reasonably practicable and, in any event, within ninety (90) days after the Closing Date, Purchaser shall in good faith prepare or cause to be prepared, and will provide to Neptune Parent, a written statement (the “Post-Closing Statement”), setting forth (i) the Adjustment Amount, (ii) the Closing Cash, (iii) the amount of Closing Transaction Expenses, (iv) the amount of Closing Indebtedness, and (v) the resulting Final Purchase Price and any adjustment payment to be made pursuant to Section 2.5(h). The Post-Closing Statement will be prepared in accordance with the Transaction Accounting Principles and set forth in reasonable detail (including supporting documentation) Purchaser’s calculations of the Adjustment Amount, Closing Cash, Closing Indebtedness, Closing Transaction Expenses and Final Purchase Price and any adjustment payment to be made pursuant to Section 2.5(h), as applicable.

(d)           Within forty-five (45) days following receipt by Neptune Parent of the Post-Closing Statement, Neptune Parent shall deliver written notice to Purchaser of any dispute Neptune Parent has with respect to the Post-Closing Statement (the “Dispute Notice”); provided that if Neptune Parent does not deliver any Dispute Notice to Purchaser within such forty-five (45)-day period, the Post-Closing Statement will be final, conclusive and binding on the Parties. The Dispute Notice will set forth in reasonable detail (i) any item on the Post-Closing Statement that Neptune Parent disputes and (ii) the proposed amount of such item or dispute. Upon receipt by Purchaser of the Dispute Notice, Purchaser and Neptune Parent shall negotiate in good faith to resolve any dispute set forth in such Dispute Notice. If Purchaser and Neptune Parent fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then Purchaser and Neptune Parent jointly shall engage, within ten (10) Business Days following the expiration of the Dispute Resolution Period, a nationally recognized accounting firm selected jointly by Neptune Parent and Purchaser (the “Independent Accounting Firm”) to resolve any such dispute; provided that if Neptune Parent and Purchaser are unable to agree upon the Independent Accounting Firm during such period of ten (10) Business Days, then each of Neptune Parent and Purchaser shall promptly within five (5) Business Days select a nationally recognized accounting firm, and the two (2) firms will within a further period of five (5) Business Days mutually select a third (3rd) nationally recognized accounting firm to serve as the Independent Accounting Firm.

(e)           As promptly as practicable (and no later than fifteen (15) days after the Independent Accounting Firm’s engagement), Purchaser shall prepare and submit a written presentation to the Independent Accounting Firm, with a copy to Neptune Parent, detailing Purchaser’s complete statement of proposed resolution of each issue still in dispute (it being understood that the content of such presentation shall be limited to whether any amount in the Post-Closing Statement was properly calculated in accordance with the Transaction Accounting Principles, the proposed resolution of each disputed issue by Purchaser and reasonable supporting detail for the foregoing), supported by any documents and arguments upon which Purchaser relies. As promptly as practicable thereafter (and, in any event, within fifteen (15) days following Purchaser’s submission), Neptune Parent shall prepare and submit a written presentation to the Independent Accounting Firm, with a copy to Purchaser, detailing Neptune Parent’s complete statement of proposed resolution of each issue still in dispute (it being understood that the content of such presentation shall be limited to whether any amount in the Post-Closing Statement was properly calculated in accordance with the Transaction Accounting Principles, the proposed resolution of each disputed issue by Neptune Parent and reasonable supporting detail for the foregoing), supported by any documents and arguments upon which Neptune Parent relies. Purchaser and Neptune Parent shall instruct the Independent Accounting Firm to, as soon as practicable after (and, in any event, not more than fifteen (15) days after) Neptune Parent’s submission, make a final determination, binding on the Parties, of the appropriate amount of each of the items that remain in dispute as indicated in the Dispute Notice (as may be narrowed by the submissions). The Independent Accounting Firm shall make its determination based on the terms and provisions of this Agreement and the written submissions by each Party (and not by independent review). With respect to each disputed item, such determination, if not in accordance with the position of either Neptune Parent or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Neptune Parent or Purchaser, as applicable, in their respective presentations to the Independent Accounting Firm described above. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any disputed determinations of any amount in the Post-Closing Statement were properly calculated in accordance with the Transaction Accounting Principles and whether there were any mathematical errors in the Post-Closing Statement. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be allocated to and borne by Neptune Parent, on the one hand, and Purchaser, on the other hand, based on the inverse proportion that the Independent Accounting Firm’s determination (before such allocation) in favor of Neptune Parent or Purchaser, as applicable, bears to the total amount of the total items in dispute as submitted to the Independent Accounting Firm. For example, should the amounts in dispute total to one thousand dollars ($1,000) and the Independent Accounting Firm awards six hundred dollars ($600) in favor of Neptune Parent’s position, then sixty percent (60%) of the costs of its review would be borne by Purchaser and forty percent (40%) of the costs of its review would be borne by Neptune Parent. All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and any amount in the Post-Closing Statement shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the Adjustment Amount, the Closing Cash, the Closing Indebtedness, and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, whether or not the underlying facts and circumstances constitute a breach of any representations, warranties, covenants or agreements contained in this Agreement. The Parties agree that any adjustment as determined pursuant to Section 2.5(d) or this Section 2.5(e) shall be treated as an adjustment to the Purchase Price, except as otherwise required by Law.

(f)           From and after the Closing, for purposes of complying with the terms set forth in this Section 2.5, each of Sellers and Purchaser shall (i) reasonably cooperate with and make available to each other and their respective Representatives any non-privileged information, records, data and working papers, (ii) permit access to the facilities of the Business, and their respective personnel, and (iii) provide data and access, in the case of each of subclauses (i) through (iii) as may be reasonably required in connection with the preparation and analysis of the Post-Closing Statement and the resolution of any disputes related thereto.

(g)          The “Final Purchase Price” shall mean (i) the Base Purchase Price plus (ii) the Additional Coverage Premium Amount, plus (iii) the Adjustment Amount plus (iv) the Cash Amount minus (v) the Closing Indebtedness minus (vi) the Closing Transaction Expenses, minus (vii) the RADARSAT Failure Amount, in the case of each of clauses (ii) through (vii), as finally determined pursuant to Section 2.5(d) and Section 2.5(e).

(h)          If the Closing Purchase Price exceeds the Final Purchase Price, then Sellers shall pay or cause to be paid an amount in cash, without interest, equal to such excess to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Neptune Parent. If the Final Purchase Price exceeds the Closing Purchase Price, then Purchaser shall pay or cause to be paid an amount in cash, without interest, equal to such excess to Sellers by wire transfer of immediately available funds to an account or accounts designated in writing by Neptune Parent to Purchaser. Any such payment is to be made within five (5) Business Days of the date on which the Final Purchase Price is finally determined pursuant to this Section 2.5, and any amounts owed pursuant to this Section 2.5(h) shall be paid in full.

(i)           No actions taken by Purchaser on its own behalf or on behalf of any Neptune Entity on or following the Closing Date shall be given effect for purposes of determining the Final Purchase Price (or other items contained in the Post-Closing Statement), and the determination of the Final Purchase Price shall not take into account any developments or events taking place after the Closing.

Article III
REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in, or qualified by any matter set forth in, (a) the filings of Neptune Parent (or any predecessor of Neptune Parent) with the U.S. Securities and Exchange Commission (the “SEC”) or the Canadian Securities Administrators (“CSA”) filed prior to the date of this Agreement and after January 1, 2016, (b) the Business Financial Statements, or (c) the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any section or subsection in the Seller Disclosure Schedules shall be deemed to be disclosed for all purposes of this Agreement as long as the relevance of such disclosure to the other Sections or sub-Sections of this Agreement is reasonably apparent), Sellers represent and warrant to Purchaser as follows:

Section 3.1           Organization, Standing and Power. Each of the Sellers and each Neptune Entity is duly organized, validly existing and in good standing (where applicable) under the Laws of its jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole. Each of the Sellers and the Neptune Entities is qualified or otherwise authorized to do business under the Laws of each jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to carry on the Business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole.

Section 3.2           Capitalization of the Neptune Entities. Sellers have good and valid title to the Purchased Entity Interests, free and clear of all Liens (other than Permitted Liens). All of the Purchased Entity Interests have been duly authorized and validly issued and are fully paid and non-assessable (in jurisdictions where such concept is applicable), and such Purchased Entity Interests collectively will constitute, as of the Closing, all of the issued and outstanding equity interests of the Purchased Entities. Except for the Purchased Entity Interests and any interest held by a Neptune Entity, as of the Closing, there will be no shares of common stock, preferred stock or other equity interests of any Neptune Entity issued and outstanding. As of the Closing, there will be no outstanding options, warrants, calls, purchase rights, subscription rights, exchange rights or other rights, convertible securities, agreements or commitments of any kind pursuant to which any of the Neptune Entities is or may become obligated to:

(a)          issue, transfer, sell or otherwise dispose of any of its equity interests; or

(b)          redeem, purchase or otherwise acquire any outstanding equity interests of the Neptune Entities, including any Purchased Entity Interests, in each case, other than as may be set forth in the Organizational Documents of such Neptune Entity that have been made available to Purchaser.

Section 3.2 of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, (x) the authorized capital stock of each of the Neptune Entities and (y) the number of shares of each class or series of capital stock of each of the Neptune Entities that are issued and outstanding, together with the registered holder thereof.

Section 3.3          Authority; Execution and Delivery; Enforceability. Each of the Sellers has all necessary power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the Transaction and the other transactions contemplated herein and therein. The execution and delivery by each Seller of this Agreement and the other Transaction Documents to which it is a party, the performance by each Seller of its obligations thereunder and the consummation by it of the Transaction and the other transactions contemplated herein and therein has been duly authorized by all necessary corporate or other action of Sellers. Each of the Sellers has duly executed and delivered this Agreement, and on Closing will have executed and delivered each other Transaction Document to which it is a party, and assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes such Seller’s valid and binding obligation and on Closing the other Transaction Documents will constitute the valid and binding obligation of each Seller party thereto, in each case, enforceable against each such Person in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law) (collectively, the “Enforceability Exceptions”).

Section 3.4          No Conflicts; Consents. The execution and delivery by each Seller of this Agreement and the other Transaction Documents to which it is a party does not and will not, and the consummation of the Transaction and the other transactions contemplated herein and therein will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any right or obligation or any loss of any material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Neptune Entities under, any provision of:

(a)          the Organizational Documents of any of the Sellers or any Neptune Entity;

(b)          any Judgment or Law applicable to the properties or assets of the Neptune Entities, except for any such items that would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole; or

(c)          any Material Contract, except for any such items that would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole.

No approval of or filing with any Governmental Entity is required to be obtained or made by or with respect to the Sellers or the Purchased Entities in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated by this Agreement, other than (x) as set forth in Section 3.4 of the Seller Disclosure Schedules, (y) the Regulatory Approvals and (z) those that, if not obtained, made or given, would not reasonably be expected to be material and adverse to the Purchased Entities, taken as a whole.

Section 3.5          Proceedings. As of the date of this Agreement, except as set forth in Section 3.5 of the Seller Disclosure Schedules, there are no Proceedings or claims pending or, to the Knowledge of Sellers, threatened in writing, against the Neptune Entities, or the Sellers with respect to the Business, that would reasonably be expected to have a Business Material Adverse Effect.

Section 3.6          Financial Statements; Absence of Undisclosed Liabilities.

(a)         Section 3.6(a) of the Seller Disclosure Schedules sets forth copies of (i) the audited balance sheet of the Business (the “Business Balance Sheet”) as of December 31, 2018 (the “Balance Sheet Date”), and (ii) the audited statement of income of the Business for the year ending on the Balance Sheet Date (subclauses (i) and (ii) collectively, the “Business Financial Statements”).

(b)         The Business Financial Statements (i) were prepared in good faith in accordance with the accounting Books and Records of the Business and the financial statements of Neptune Parent, which financial statements are prepared in accordance with IFRS and/or GAAP, as applicable, and (ii) fairly present in all material respects the financial condition and results of operations of the Business as of the respective dates thereof and for the respective periods covered in such Business Financial Statements, in each case, in the aggregate in accordance with IFRS applied on a consistent basis, except in the case of the unaudited Financial Statements for the absence of footnotes and normal year-end adjustments; provided that the Business Financial Statements and the foregoing representations and warranties are qualified by the fact that (x) the Business Financial Statements include allocations of overhead to the Business on a carve-out basis and (y) the Business has not operated as a separate stand-alone entity and therefore the Business Financial Statements, which were prepared for purposes of this Agreement, may not include any costs necessary for the Business to operate as a separate stand-alone entity.

(c)          As of the date of this Agreement, the Business does not have any Liabilities, other than Liabilities that:

(i)           are reflected or reserved against in the Business Balance Sheet;

(ii)          were incurred since the Balance Sheet Date in the ordinary course of business;

(iii)         are Liabilities for Taxes;

(iv)         will be discharged or paid off prior to or at the Closing;

(v)          are expressly permitted or contemplated by this Agreement or the other Transaction Documents or incurred in connection with the Transaction and the other transactions contemplated by this Agreement and the other Transaction Documents;

(vi)         are obligations to perform in the future under Contracts that are (A) disclosed in the Seller Disclosure Schedules or (B) not required to be disclosed in the Seller Disclosure Schedules because their size, term or subject matter is not covered by any representations or warranties in this Article III; or

(vii)       would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole.

Section 3.7           Absence of Business Material Adverse Effect. Except in connection with or in preparation for the Transaction and the other transactions contemplated by this Agreement, since the Balance Sheet Date, there has not occurred any Effect that would reasonably be expected to have a Business Material Adverse Effect.

Section 3.8           Sufficiency of Assets.

(a)          As of the Closing, the Neptune Entities will own or have the right to use (including by means of ownership of rights to use pursuant to licenses or other Contracts) all of the material assets, properties and rights necessary to conduct the Business immediately following the Closing in substantially the same manner, in all material respects, as conducted by the Sellers as of immediately prior to the Closing:

(i)           taking into account and giving effect to all of the assets (including tangible and intangible assets), services, products and real property provided under the Transaction Documents;

(ii)          assuming all approvals have been obtained; and

(iii)         excluding all administrative support, Information Technology and corporate-level services and Software currently provided to the Business by Sellers and their respective Subsidiaries.

(b)          This Section 3.8 is not, and is not intended to be, a representation or warranty of any kind with respect to Intellectual Property Rights, Technology, real property or Regulatory Approvals, Government Contracts, Business Satellites or Business Earth Stations, which representations and warranties are solely set forth in Section 3.9, Section 3.10, Section 3.16 and Section 3.17, respectively.

Section 3.9           Intellectual Property.

(a)          Section 3.9(a) of the Seller Disclosure Schedules sets forth, as of the date hereof, a complete and accurate list of all Business Registered Intellectual Property, including the name of the Neptune Entity that owns such Business Registered Intellectual Property. None of the Business Registered Intellectual Property has been adjudged to be invalid or unenforceable, and, to the Knowledge of Sellers, none of the material Business Registered Intellectual Property is invalid or unenforceable.

(b)          Except as would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole:

(i)           the Neptune Entities own, or as of the Closing will own, all material Business Intellectual Property free and clear of all Liens except for Permitted Liens;

(ii)          no Neptune Entity has received notice of an opposition or cancellation Proceeding pending against the Neptune Entities concerning the ownership, validity or enforceability of any Business Intellectual Property (other than ordinary course Proceedings related to the application for any item of Business Intellectual Property); and

(iii)         to the Knowledge of Sellers, none of the Business Intellectual Property is subject to any Judgment adversely affecting the Neptune Entities’ ownership rights to the Business Intellectual Property.

(c)          Neither Sellers nor any Subsidiary of any Seller (including any Neptune Entity) has initiated any Proceeding that is still ongoing claiming the infringement or misappropriation, or other violation, of any material Business Intellectual Property. Within the three (3)-year period prior to the date of this Agreement, neither Sellers nor any Subsidiary of any Seller (including any Neptune Entity), has put any third party on written notice, claiming the infringement or misappropriation, or other violation, of any material Business Intellectual Property.

(d)          Except as would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole, to the Knowledge of Sellers, the operation of the Business does not infringe or misappropriate the Intellectual Property Rights of any third Person. Within the two (2)-year period prior to the date of this Agreement, none of the Sellers or the Neptune Entities have received any written notice alleging that any of the Business operations infringe or misappropriate any material Intellectual Property Rights of any third Person.

(e)          Each of the Seller Entities, the Neptune Entities and their Affiliates, as applicable, has taken reasonable best steps to protect, police and maintain all material Trade Secrets included in the Business Intellectual Property. Without limiting the foregoing, each of the Seller Entities and Neptune Entities, as applicable, has taken reasonable best security measures to protect the confidentiality of material Trade Secrets included in the Business Intellectual Property, and material Trade Secrets or other material confidential information of third parties provided to the Neptune Entities. To the Knowledge of Sellers, there are no unauthorized uses or disclosures of any material Trade Secrets included in the Business Intellectual Property.

(f)           Except as would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole, the Neptune Entities have and enforce, and for the one (1)-year period prior to the date of this Agreement, have had and enforced, a policy requiring each employee of the Neptune Entities engaged in the development of any material Technology or Intellectual Property Rights to execute an agreement in which they assign (except to the extent that a right cannot be assigned) such Intellectual Property Rights to a Neptune Entity. Except as would not reasonably be expected to be material to the Neptune Entities, taken as a whole, for the one (1)-year period prior to the date of this Agreement, all current and former employees of the Neptune Entities that have created any material Intellectual Property Rights for a Neptune Entity in the course of their employment have executed such an agreement, and such Intellectual Property Rights are owned by a Neptune Entity pursuant to such agreement or by operation of law.

(g)         Notwithstanding any other representation or warranty contained in this Agreement, the representations and warranties contained in this Section 3.9 constitute the sole representations and warranties of Sellers relating to Intellectual Property Rights.

Section 3.10        Real Property.

(a)         Except as would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole, to the Knowledge of Sellers, Section 3.10(a) of the Seller Disclosure Schedule sets forth a list of the address or other description of each parcel of real property owned by the Neptune Entities (the “Transferred Owned Real Property”). The Neptune Entities, as applicable, have valid title to the Transferred Owned Real Property, free and clear of all Liens, other than Permitted Liens. To the Knowledge of Sellers, there is no pending or threatened condemnation proceeding with respect to any of the Transferred Owned Real Property.

(b)         Section 3.10(b) of the Seller Disclosure Schedule sets forth a list of the address or other description of each parcel of real property leased by the Neptune Entities (the “Transferred Leased Real Property”). The Neptune Entities, as applicable, have a valid leasehold estate (as lessee) in the Transferred Leased Real Property as lessee, free and clear of all Liens, other than Permitted Liens. To the Knowledge of Sellers, (i) the leases for the Transferred Leased Real Property are in full force and effect and are enforceable in accordance with their terms, subject to the Enforceability Exceptions; and (ii) as of the date of this Agreement, no written notice of default under such leases has been sent or received by any of the Sellers or the Neptune Entities within the one (1)-year period prior to the date of this Agreement, except, in each case, as would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole.

Section 3.11         Contracts.

(a)          Section 3.11(a) of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete list of each of the following Contracts (other than purchase orders, invoices and Intercompany Arrangements) to which any Neptune Entity is a party (each, a “Material Contract”):

(i)           Contracts pursuant to which the Neptune Entities are expected to make aggregate payments in excess of ten million dollars ($10,000,000) or receive aggregate payments in excess of ten million dollars ($10,000,000) during the twelve (12)-month period following the date of this Agreement;

(ii)          Contracts obligating the Neptune Entities to make future capital expenditures in excess of two million dollars ($2,000,000) after the date of this Agreement;

(iii)         any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, the Neptune Entities will have a continuing material obligation with respect to an “earn out,” contingent purchase price, or similar contingent payment obligation;

(iv)         any joint venture, partnership or other similar agreement involving co-investment between the Neptune Entities with a third party;

(v)          any Contract relating to Indebtedness for borrowed money of a Neptune Entity with an aggregate outstanding principal amount exceeding ten million dollars ($10,000,000);

(vi)         any material Business IP Contract other than (A) non-exclusive licenses granted by any Neptune Entity to third parties in the ordinary course of business and (B) licenses, including “shrink wrap” or “click through” licenses, to commercially available Software, or other Technology used in the general operation of the Business or related to Information Technology;

(vii)        any Contract that contains any “most favored nation” pricing terms or a provision requiring a Neptune Entity after the Closing to purchase products or services from any third party on an exclusive basis;

(viii)       any Contract that contains any provision providing any third party with a right of first offer or refusal to acquire any material assets of the Business; and

(ix)         any Contract containing covenants that would restrict or limit the ability of the Business or any Neptune Entity or any of their respective Affiliates after the Closing to compete in any business or with any Person or in any geographic area.

(b)          As of the date of this Agreement:

(i)           each Material Contract is in full force and effect and is valid, binding and enforceable against the Neptune Entity party to such Material Contract and, to the Knowledge of Sellers, the other parties to such Material Contract, in accordance with its terms, in each case, subject to the Enforceability Exceptions;

(ii)          neither the Neptune Entity party, nor, to the Knowledge of Sellers, any other party to a Material Contract, is in breach or violation of, or default under, any Material Contract and, to the Knowledge of Sellers, no event has occurred that, with notice or lapse of time or both, would constitute a breach or default (whether by lapse of time or notice or both); provided, however, that with respect to Material Contracts other than Contracts with customers of the Business, the entire representation set forth in this Section 3.11(b)(ii) is made only to the Knowledge of Sellers; and

(iii)         none of the Neptune Entities have received any written notice that any party to a Material Contract intends to cancel, terminate or not renew its relationship with any of the Neptune Entities, and to the Knowledge of Sellers, no such action is pending or threatened.

Section 3.12         Compliance with Applicable Laws; Permits.

(a)          None of the Neptune Entities is in violation of any Law applicable to the conduct of the Business as of the date of this Agreement, except for violations that would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole.

(b)         Except as would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole, the Neptune Entities:

(i)           hold all Permits required for the conduct of the Business as presently conducted; and

(ii)          are in compliance with the terms of Permits referred to in Section 3.12(b)(i).

(c)          This Section 3.12 does not relate to matters with respect to Intellectual Property Rights, Environmental Laws, Taxes, Benefit Plans, Regulatory Matters and Government Contracts or Business Satellites and Business Earth Stations, such items being exclusively governed by Sections 3.9, 3.13, 3.14, 3.15, 3.16 and 3.17, respectively.

Section 3.13         Environmental Matters.

(a)          Except for such matters that would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole, the Neptune Entities:

(i)           are and have been in compliance with all applicable Environmental Laws with respect to the Business;

(ii)          hold all Environmental Permits necessary for the operation of the Business as presently conducted and have not received any written notice and are not aware of any facts or circumstances to indicate that the Environmental Permits or terms and conditions contained therein are subject to material change, suspension, revocation or non-renewal;

(iii)         are in compliance with the terms of the Environmental Permits; and

(iv)         have not received any written notice of alleged violation of Environmental Laws or other damage to the environment arising from the Business, and no fact or circumstances exists which would give rise to such a violation or damage;

(b)          Except for such matters that would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole, there has not been any Contamination by the on, upon, into or from any Transferred Owned Real Property, Transferred Leased Real Property, or any other real property previously leased or previously owned or otherwise used by the Neptune Entities.

(c)          The Neptune Entities are not responsible for any material environmental liability of any third party as a result of a contract.

(d)          The Neptune Entities have disclosed all material reports and correspondence in their control relating to compliance with Environmental Laws.

Any other representation or warranty contained in this Article III notwithstanding, the representations and warranties contained in this Section 3.13 constitute the sole representations and warranties of Sellers relating to any Environmental Law or any Environmental Permit.

Section 3.14         Taxes.

Except as would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole:

(a)          All Tax Returns required to be filed by the Neptune Entities have been duly and timely filed (taking into account extensions) with the appropriate Governmental Entity under all applicable Law, and all such Tax Returns are correct and complete in all material respects, and to the Knowledge of Sellers, the Tax Returns have not and will not need to be amended to the extent applicable;

(b)          In the past six (6) years, no Governmental Entity with which the Neptune Entities do not file a Tax Return has alleged in writing that any of the Neptune Entities is required to file such a Tax Return;

(c)          There are no outstanding agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return or the payment of any Taxes by any Neptune Entity;

(d)          All Taxes required to be paid, collected or remitted by the Neptune Entities on or before the Closing Date including all Taxes that are due and owing on all Tax Returns, all Taxes that have been assessed or reassessed by Governmental Entities, all Taxes held in trust or deemed to be held in trust for all Governmental Entities, and all installments, have been paid, collected or remitted on a timely basis (taking into account extensions) by the due date thereof;

(e)          Each Neptune Entity has duly and properly withheld from each payment made to any of its past or present shareholders, employees, independent contractors, officers, creditors or directors, and to any non-resident of Canada or other Person the amount of all Taxes required to be withheld therefrom under all applicable Laws (including pursuant to the withholding requirements set out in section 247 of the Tax Act), and has paid the same to the proper Governmental Entity within the time required under any applicable Laws;

(f)           The income Taxes of the Neptune Entities in respect of a Pre-Closing Tax Period that remain unpaid as of the Closing Date will not exceed the total of any amounts accrued as a current liability for income Taxes (net of any amount accrued as a current asset for income Tax) on the Books and Records of the Neptune Entities as of the Closing Date, determined in accordance with the Transaction Accounting Principles;

(g)          None of the Neptune Entities will be required to (i) include in a Post-Closing Tax Period taxable income attributable to income that accrued in a Pre-Closing Tax Period but was not recognized for Tax purposes in such Pre-Closing Tax Period or (ii) exclude from taxable income in a Post-Closing Tax Period any deduction the recognition of which was accelerated from the Post-Closing Tax Period to a Pre-Closing Tax Period, as a result of any: (A) change in method of accounting made prior to the Closing, (B) installment sale or open transaction disposition made prior to the Closing, or (C) prepaid items or deferred revenue received prior to the Closing (other than any income in respect of which a reserve under paragraph 20(1)(m) of the Tax Act is claimed consistent with past practice);

(h)          As of the date hereof, there is no Tax Proceeding pending or, to the Knowledge of the Sellers or the Neptune Entities, threatened in writing against the Neptune Entities by any Taxing Authority with respect to any Taxes of the Neptune Entities nor are any matters under discussion with any Governmental Entity relating to Taxes asserted by any such Governmental Entity;

(i)           None of the Neptune Entities are parties to any written Tax sharing, Tax allocation or Tax indemnification agreement or similar contract or arrangement (other than (x) agreements solely among two (2) or more Neptune Entities and (y) commercial agreements the primary purpose of which does not relate to Taxes);

(j)           There are no Liens for Taxes upon any of the assets or properties of the Neptune Entities, other than Permitted Liens;

(k)          The Neptune Entities have properly and timely documented their transfer pricing transactions (or series of transactions) as required by Law;

(l)           No Neptune Entity has, either directly or indirectly, transferred property to or acquired property from a Person with whom that Neptune Entity was not dealing at arm’s length as that term is used for purposes of the Tax Act in circumstances where section 160 of the Tax Act or any similar Tax Law would apply;

(m)         No amount in respect of any outlay or expense that was deducted in computing the income of any of the Neptune Entities for purposes of the Tax Act will, as of the Closing Date, have been owing by such Neptune Entity for longer than two (2) taxation years of such Neptune Entity to a Person with whom such Neptune Entity was not dealing at arm’s length as that term is used for purposes of the Tax Act at the time the outlay or expense was incurred;

(n)          There are no circumstances that exist and would result or that have existed and resulted in sections 17 and 80 to 80.04 of the Tax Act or any similar provincial or territorial provisions applying to any of the Neptune Entities;

(o)          Section 3.14(o) of the Seller Disclosure Schedules discloses the sales Tax registration numbers of each of the Neptune Entities in each applicable jurisdiction and each such Neptune Entity’s corresponding registration number;

(p)          None of the Purchased Entity Interests are “taxable Canadian property” (within the meaning of the Tax Act) of the Sellers;

(q)          The Tax attributes of the Neptune Entities (including, without limitation, federal and provincial investment tax credits, research and development tax credits, capital losses and non-capital losses) are as set out in the Tax Returns of the Neptune Entities for the taxable periods covered by such Tax Returns, except for any Tax attributes of the Neptune Entities where the benefit of the Tax attribute has not been recognized for financial reporting purposes; and

(r)           Each Neptune Entity is a resident for Tax purposes in the jurisdiction of its formation, and all necessary tax residency requirements were maintained in accordance with all applicable Law.

Section 3.15         Labor Relations; Employees and Employee Benefit Plans.

(a)          Section 3.15(a) of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, a list of each material Benefit Plan and separately identifies each material Neptune Entity Benefit Plan. Sellers have made available to Purchaser copies of each such material Benefit Plan (or, if no such copy exists, a written description thereof). In addition, with respect to each material Neptune Entity Benefit Plan, Sellers have made available to Purchaser, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) plan booklet, (iii) the most recently audited financial statements, annual filings, and filed actuarial valuation reports with any Governmental Entity, (iv) any material communications regarding any deficiencies with respect to any Defined Benefit Plan with any Governmental Entity and (v) any material communications with the Business Employees regarding (A) any material modifications to any existing such Neptune Entity Benefit Plan, or (B) the intention to adopt or establish any material compensation or benefits arrangements which would, if in existence as of the date of this Agreement, constitute any such Neptune Entity Benefit Plan.

(b)          Except as would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole, (i) each Neptune Entity Benefit Plan has been registered (if required), operated, administered, funded and invested in compliance with its terms, applicable Collective Bargaining Agreements and applicable Law, and (ii) all contributions and payments required to be made by applicable Law to any Governmental Entity with respect to any Business Employees, or by the terms of a Neptune Entity Benefit Plan or applicable Collective Bargaining Agreements have been timely made or accrued in accordance with IFRS in effect as of the date of this Agreement.

(c)          Except as required by applicable Law, applicable Collective Bargaining Agreements or as provided in this Agreement, neither the execution of this Agreement nor the consummation of the Transaction (whether alone or together with any other events) will (i) result in any material payment that is the Liability of any Neptune Entity becoming due to any Business Employee (including, without limitation, any bonus, change of control payment, retirement, severance, retirement allowance or retention payment), (ii) materially increase any benefits otherwise payable by any Neptune Entity to any Business Employee, (iii) result in the acceleration of the time of payment, funding or vesting of any such benefits, or (iv) trigger any funding obligation under any Neptune Entity Benefit Plan.

(d)          Except where the failure to do so, individually or in the aggregate, would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole, each of the Neptune Entities, since January 1, 2016, has, to the Knowledge of the Sellers, complied with all applicable Laws pertaining to the employment or termination of employment of their respective Business Employees, including all such Laws relating to employment practices and standards, labor relations, equal employment opportunities, employment equity, pay equity, privacy, Charter of the French Language (Quebec), occupational health and safety, worker’s compensation, harassment, employment insurance, safety and accessibility for people with disabilities requirements, human rights legislation, wages and hours of work and, to the Knowledge of the Sellers, there are no outstanding claims, complaints, charges, proceedings or investigations under any such Laws.

(e)          To the Knowledge of the Sellers, as of the date of this Agreement, none of the Neptune Entities has any obligation to reinstate any employees or former employees.

(f)           No event has occurred and, to the Knowledge of the Sellers, no condition or circumstance exists, that has resulted in or could reasonably be expected to result in any Neptune Entity Benefit Plan which is a Defined Benefit Plan being ordered, or required to be, terminated or wound-up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Entity or being required to pay any Taxes, except as would not reasonably be expected to result in a material liability to the Neptune Entities, taken as a whole.

(g)          Except as would not reasonably be expected to result in a material liability to the Neptune Entities, taken as a whole, all individuals engaged and compensated by the Neptune Entities as consultants or independent contractors are properly classified as such under applicable Law, and all Business Employees excluded from employment standards legislation under applicable Law are properly classified.

(h)          During the sixteen (16) weeks prior to the date of this Agreement, no Neptune Entity has taken any action that would reasonably be expected to constitute a “mass termination” or “collective dismissal” as defined in the applicable employment standards legislation affecting any Business Employee.

(i)           No Persons other than Business Employees or their dependents participate in the Neptune Entity Benefit Plans and no entity other than a Neptune Business Entity participates or sponsors a Benefit Plan for the Business Employees or their dependents.

(j)           Except where the failure to do so, individually or in the aggregate, would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole, with respect to each Neptune Entity Benefit Plan, there are no actions, suits or claims pending or, to the Knowledge of the Sellers, threatened, (other than routine claims for benefits) including any Proceeding.

(k)          Section 3.15(k) of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, a list of each collective bargaining agreement of Sellers or any of their Subsidiaries to which any Business Employees are subject (collectively, the “Collective Bargaining Agreements”) and no Collective Bargaining Agreement is, as of the date of this Agreement, currently being negotiated by the Sellers or the Neptune Entities. None of the Neptune Entities is a party to or bound by any other labour agreement and there are no labour unions, employee associations or other organizations with bargaining rights (either acquired by certification or voluntary recognition) representing, nor to the Sellers’ Knowledge, purporting to represent or attempting to represent any Business Employees. Except as would not reasonably be expected to result in a material liability to the Neptune Entities, taken as a whole: (i) the Sellers and the Neptune Entities are not in breach of the Collective Bargaining Agreements. There are no outstanding labour or employment Proceedings of any kind (including unfair labour complaints, grievances, arbitrations or applications for declaration of successor employer) respecting the Business or the Neptune Entities. During the two (2)-year period immediately prior to the date of this Agreement, there have been no strikes, walkouts, work stoppages, slow-downs or lockouts involving Business Employees.

(l)           Section 3.15(l) of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, a complete and accurate list of each Business Employee and consultant to the Business which sets forth the following information with respect to each: (i) age (except where information regarding age is not gathered in the ordinary course of business with respect to consultants); (ii) date of hire or engagement; (iii) title or position; (iv) the entity or entities by which such employee is employed or consultant is engaged; (v) current wage/compensation rate (e.g. salary, hourly, contract period, commission, consulting fee) and last bonus, as applicable; (vi) active or inactive status and, if applicable, the reason for the inactive status and anticipated return to work date; (vii) full-time or part-time status; (viii) employment location; and (ix) union affiliation.

(m)         Except as set forth in Section 3.15(l) of the Seller Disclosure Schedules, no employment agreement (whether oral or written) provides for a contractual termination provision, except as would otherwise exist in respect of the termination of an employee at common law.

(n)          Any other representation or warranty contained in this Article III notwithstanding, the representations and warranties contained in this Section 3.15 constitute the sole representations and warranties of Sellers relating to employees and Benefits Plans.

Section 3.16         Regulatory Matters and Government Contracts.

(a)          International Trade Laws.

(i)           Since January 1, 2016, the Business has been operated in compliance in all material respects with (A) all applicable Laws and all authorizations, registrations, clearances, or permits issued or granted by any Governmental Entity to the Neptune Entities, in each case, concerning the export, re-export, and temporary import of any products, Technology, technical data and services, including applicable Export Controls; (B) all applicable Laws relating to prohibited boycotts, including, without limitation, those administered by the Office of Antiboycott Compliance of the U.S. Department of Commerce, the IRS and the Ontario Ministry of Consumer and Business Services; and (C) all Laws administered by the Bureau of Customs and Border Protection of the U.S. Department of Homeland Security and Public Safety Canada (collectively, “International Trade Laws”).

(ii)          The Neptune Entities and their respective Representatives have obtained from relevant Governmental Entities all necessary licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, re-export, transfer and import of the Business’s products, Technology and services in accordance with International Trade Laws (collectively, “Business International Trade Authorizations”), except where the failure to do so, individually or in the aggregate, would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole.

(iii)         Since January 1, 2016, no Neptune Entity has received any written, or, to the Knowledge of Sellers, oral notice from any Governmental Entity asserting that such Neptune Entity or any agent or employee thereof has violated, is in breach of, or has any liability under, any International Trade Laws or, to the Knowledge of Sellers, threatening to revoke or terminate any Business International Trade Authorizations. As of the date hereof, no investigation or review by any Governmental Entity is pending or, to the Knowledge of Sellers, has been threatened in writing against the Neptune Entities with respect to any potential violation or liability of the Neptune Entities or the Business arising under or relating to any International Trade Laws.

(iv)         No Neptune Entity or any of its directors or officers or, to the Knowledge of Sellers, Affiliates, employees or agents is identified on any list of designated Persons to which or by which the export of any goods, technology or services is prohibited or restricted under Export Controls, including, but not limited to: (A) the Denied Persons List, the Entity List and the Unverified List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce; and (B) the AECA Debarred List maintained by the DDTC.

(v)          Each Neptune Entity has implemented, maintained and enforced, and continues to maintain and enforce, policies and procedures reasonably designed to promote and achieve material compliance with International Trade Laws.

(b)          Government Contracts.

(i)           Other than routine inquiries, audits and reconciliations, to the Knowledge of Sellers, none of the Neptune Entities, and none of their “Principals” as that term is defined in the U.S. Federal Acquisition Regulations (the “FAR”) 52.209-5(a)(2) are, or since January 1, 2016 have been, (A) under administrative, civil or criminal investigation or indictment by any Governmental Entity (except as to routine security investigations), (B) suspended or debarred from doing business with any Governmental Entity or any prime contractor or subcontractor of any Governmental Entity, or has been threatened in writing with debarment or suspension by a Governmental Entity, or (C) the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Entity or any prime contractor or subcontractor of any Governmental Entity. The consummation of the Transaction would not reasonably be expected to result in any suspension or debarment by a Governmental Entity other than any suspension or debarment due to the actions or status of Purchaser or its Affiliates.

(ii)          Since January 1, 2016, none of the Neptune Entities have engaged in any work under any active Material Contract between the Neptune Entities and any Governmental Entity (each, a “Government Contract”) that would reasonably be expected to result in an “organizational conflict of interest” as defined in the FAR (based on the current conduct of the Business) or is a party to or is bound by any organizational conflict of interest mitigation plan submitted in connection with any Government Contract or any offer, quotation or bid which, if accepted or awarded, would lead to a Government Contract for the sale of goods or the provision of services (each, a “Government Bid”).

(iii)         To the Knowledge of Sellers, there is no pending audit or investigation of the Neptune Entities with respect to any alleged material irregularity, misstatement or omission arising under or relating to any (x) Government Contract to which a Neptune Entity is a party (a “Business Government Contract”) or (y) Government Bid by a Neptune Entity (a “Business Government Bid”), and since January 1, 2016, none of the Neptune Entities have conducted or initiated or been the subject of any audit or investigation or made a mandatory or voluntary disclosure to any state or federal agency or any mandatory disclosure to any Governmental Entity under the FAR Subpart 3.10 or the FAR 52.203-13, with respect to any alleged material irregularity, misstatement or omission arising under or relating to any Business Government Contract or Business Government Bid, in each case which remains unresolved.

(iv)         Since January 1, 2016, neither any Governmental Entity nor any prime contractor, subcontractor, vendor or other third party has asserted any material written claim or any other material action for relief; nor has a Governmental Entity, prime contractor, subcontractor, vendor or other third party formally initiated any material dispute, protest or proceeding against the Neptune Entities relating to any Business Government Contract.

(v)          To the Knowledge of Sellers, since January 1, 2016, (A) neither any Governmental Entity nor any prime contractor, subcontractor or other Person has notified in writing the Neptune Entities that the Neptune Entities or the operations of the Business have breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Business Government Contract or Business Government Bid; and (B) none of the Neptune Entities have terminated any Business Government Contract, nor have the Neptune Entities been notified by any Governmental Entity, any prime contractor, subcontractor or any other Person that any Business Government Contract has been terminated for default, and no cure notice, default notice or show cause notice is currently in effect pertaining to any Business Government Contract, except, in either case, individually or in the aggregate, as would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole.

(vi)         No Neptune Entity has assigned any of its material claims, material rights to receive value or other material interests under any Business Government Contract pursuant to the Assignment of Claims Act, as amended.

(vii)        To the Knowledge of Sellers, since January 1, 2016, the Neptune Entities have complied in all material respects with all U.S. government Laws and regulations applicable to the Business Government Contracts and the Business Government Bids, including, to the extent applicable, the False Claims Act, the Truth in Negotiations Act, the FAR and any agency supplement thereto, the cost principles set forth in the FAR, the Cost Accounting Standards and record retention requirements contained in the FAR.

(viii)       To the Knowledge of Sellers, no Business Government Contract is subject to the National Industrial Security Program Operating Manual (DOD 5220.22-M).

Section 3.17         Satellites and Earth Stations.

(a)          Section 3.17(a) of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, a list of each Business Satellite.

(b)          Sellers have made available to Purchaser all reports maintained by Sellers with respect to each Business Satellite currently in orbit that detail its health and performance and identify any material satellite-related incidents and anomalies, and any reports from a satellite manufacturer with respect to any Business Satellites relating to potential health and performance of such Business Satellites as of the dates of each such report (collectively, the “Business Satellite Health Status Reports”). As of the date of this Agreement, to the Knowledge of Sellers, there have been no satellite-related incidents or anomalies experienced by any Business Satellite currently in orbit except as documented in the Business Satellite Health Status Reports.

(c)          Section 3.17(c) of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, a list of each Business Earth Station.

(d)          For the avoidance of doubt, nothing in this Section 3.17 shall be deemed to be a representation or warranty (i) regarding the performance or lifetime of any Business Satellite or (ii) that, after the Closing, any Business Satellite will not experience any incidents, anomalies or degradation in performance.

Section 3.18         Insurance.

Except as would not reasonably be expected to be material and adverse to the Neptune Entities, taken as a whole, all insurance programs of the Neptune Entities are in full force and effect and are valid and enforceable and all premiums due thereunder have been paid. Within the one (1)-year period prior to the date of this Agreement, no Seller has received notice of cancellation or termination of any such material insurance program other than in connection with normal renewals of any such insurance programs. As of the date of this Agreement, except as set forth on Section 3.18 of the Seller Disclosure Schedules, there are no outstanding claims related to the Business under any such insurance program or default with respect to the provisions in any such program or bond. Such insurance programs are of the type and in amounts customarily carried by Persons conducting businesses similar to the Business. To the Knowledge of Sellers, there is no threatened termination of, or alteration of coverage under, any of such programs or bonds.

Section 3.19         Anti-Bribery/OFAC/Anti-Money Laundering.

(a)          No Seller, or any Neptune Entity, or any of their respective directors or officers, or to the Knowledge of Sellers, any of their Affiliates, employees or other Persons that act for or on behalf of such Persons, including agents (individually and collectively, “Seller Representatives”) has since January 1, 2014 in connection with or relating to the Business or any Neptune Entity, violated in any material respect the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada) or any other applicable anti-corruption Law (collectively, the “Anti-Corruption Laws”). Sellers and each of their Subsidiaries have in place and maintain policies, procedures and controls with respect to the Business that are reasonably designed to promote and achieve compliance with Anti-Corruption Laws in each jurisdiction in which the Business operates.

(b)          No Seller, or any Neptune Entity, or any of their respective directors or officers, or to the Knowledge of Sellers, Affiliates, employees or Seller Representatives, in connection with or relating to the Business or any Neptune Entity: (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another Person, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of clauses (A) and (B) for the purpose of unlawfully influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act; (ii) has made or authorized any other Person to make any unlawful payments or transfers of value that have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business or achieving a commercial advantage; (iii) has received anything of value (including rebates, payments, commissions, promotional allowances or other economic benefits, regardless of their nature or type) from any Person (including any customer, supplier, employee or agent of any customer or supplier) for the purpose of improperly obtaining or retaining business or to otherwise achieve an improper commercial advantage; (iv) has used or attempted to use any corporate funds for any unlawful contribution, gift, entertainment, travel expense, or other unlawful expenses relating to political activity or a charitable donation; or (v) made any offer, promise to pay or direct or indirect unlawful payment to or for the use or benefit of any Government Official. For purposes of clauses (i)(A) and (B), a Person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such Person is aware of (x) the existence of or (y) a high probability of the existence of such conduct, circumstances or results.

(c)          To the Knowledge of Sellers, there is no pending or threatened (in writing) investigation, inquiry, or enforcement Proceedings upon the Business or any Neptune Entity by any Governmental Entity or any customer regarding any material offense or alleged offense under any Anti-Corruption Law.

(d)          No Seller, or any Neptune Entity, or any of their respective directors or officers, or to the Knowledge of Sellers, Affiliates, employees or Seller Representatives: (i) is a Person that is the subject or target of any Sanctions (a “Sanctioned Person”), including by virtue of (x) identification on any Sanctions-related list of designated Persons, including, without limitation, the Specially Designated Nationals and Blocked Persons list maintained by OFAC, (y) domicile, residence or incorporation in any country or territory that is the subject of comprehensive Sanctions broadly prohibiting dealings in, with or involving such country or territory (each, a “Sanctioned Jurisdiction”), or (z) ownership or control by any Person described in the foregoing subclause (x) or (y); or (ii) has in connection with or relating to the Business or any Neptune Entity engaged in, or is now engaged in, directly or indirectly, any material dealings or transactions with or involving any Sanctioned Person or in or involving any Sanctioned Jurisdiction or otherwise in violation in any material respect of any applicable Sanctions.

(e)          Except as would not reasonably be expected to be material to the Neptune Entities, taken as a whole, the Business has been conducted in compliance in all material respects with all applicable anti-money laundering and financial record-keeping and reporting laws.

(f)           Except as would not reasonably be expected to be material to the Neptune Entities, taken as a whole, there is no pending or threatened investigation, inquiry, or enforcement Proceedings upon the Business or any Neptune Entity by any Governmental Entity or any customer regarding any actual or possible material violation of any anti-money laundering or financial record-keeping and reporting Laws, and since January 1, 2014, there has not been any such Proceeding.

Section 3.20         Brokers. No broker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sellers or any of their Subsidiaries for which Purchaser or any of its Affiliates would be liable.

Section 3.21         Indebtedness. As of the Closing Date, the Neptune Entities shall have (or concurrently with the occurrence of the Closing shall have) (i) repaid or otherwise discharged all Indebtedness for borrowed money or (ii) been released from their obligations and related Liens in respect of all such Indebtedness for borrowed money, other than, in each case, (A) Indebtedness in an aggregate principal amount not in excess of ten million dollars ($10,000,000) and (B) intercompany Indebtedness owing among the Neptune Entities.

Section 3.22         No Other Representations or Warranties. Each Seller expressly agrees and acknowledges, on behalf of itself and its Subsidiaries, that neither Purchaser nor any of its Representatives have made or makes any representation or warranty, expressed or implied, as to their financial condition, results of operations or the accuracy or completeness of any information, except as expressly set forth in Article IV.

Article IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in, or qualified by any matter set forth in, the Purchaser Disclosure Schedules (it being agreed that the disclosure of any matter in any section or subsection in the Purchaser Disclosure Schedules shall be deemed to be disclosed for all purposes of this Agreement as long as the relevance of such disclosure to the other Sections or sub-Sections of this Agreement is reasonably apparent), Purchaser represents and warrants to Sellers as follows:

Section 4.1           Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all necessary organizational power and authority to carry on its business as presently conducted, except where the failure to be so organized, existing or in good standing, or to have such power and authority would not, and would not reasonably be expected to, individually or in the aggregate, impair or materially delay the ability of Purchaser to (a) perform its obligations under the Transaction Documents or (b) consummate the Transaction and the other transactions contemplated by this Agreement (any such impairment or delay, a “Purchaser Material Adverse Effect”).

Section 4.2           Authority; Execution and Delivery; Enforceability. Purchaser has all necessary power and authority to execute this Agreement and to consummate the Transaction and the other transactions contemplated by this Agreement. The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transaction and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other action of Purchaser. Purchaser has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Sellers, this Agreement will constitute its valid and binding obligation, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3           No Conflicts; Consents. The execution and delivery by Purchaser of this Agreement does not, and the consummation by Purchaser of the Transaction and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any provision of (a) the Organizational Documents of Purchaser, (b) any Judgment or Law applicable to Purchaser or its Subsidiaries, or the properties or assets of Purchaser or its Subsidiaries, or (c) any material Contract applicable to Purchaser or its Subsidiaries, except, in the case of clause (b) or (c), for any such items that would not reasonably be expected to have a Purchaser Material Adverse Effect. No approval of, or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated by this Agreement, other than (i) the Regulatory Approvals and (ii) in respect of any other approvals set forth on Section 4.3 of the Purchaser Disclosure Schedules.

Section 4.4           Financial Ability to Perform; Financing; Solvency.

(a)          Purchaser has delivered to Sellers a true, complete and correct copy of the fully executed debt commitment letters, together with any related fee letters (in the case of the fee letters, redacted solely for confidential provisions related to fees, “flex” terms and other economic terms, none of which could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing contemplated thereby in any respect), dated as of the date of this Agreement, by and among the Debt Financing Sources party thereto and Purchaser, providing for debt financing as described in such debt commitment letters (together with all exhibits, schedules and annexes thereto, collectively, the “Debt Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth in the Debt Commitment Letter, the Debt Financing Sources party thereto have agreed to lend the amounts set forth in the Debt Commitment Letter (the “Debt Financing”).

(b)          Purchaser has delivered to Sellers true, complete and correct copies of the fully executed equity commitment letter, dated as of the date of this Agreement (together with all exhibits, schedules and annexes thereto, the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the “Commitment Letters”) by and among the Persons set forth in Section 4.4(b) of the Purchaser Disclosure Schedule (collectively, the “Purchaser Sponsors”) and Purchaser, pursuant to which the Purchaser Sponsors have agreed, subject to the terms and conditions thereof, to invest in Purchaser the amounts set forth in the Equity Commitment Letters and described in Section 4.4(b) of the Purchaser Disclosure Schedule (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letters provide that Sellers are express third-party beneficiaries of, and are entitled to enforce, the Equity Commitment Letters.

(c)          The Commitment Letters are in full force and effect and constitute the valid, binding and enforceable obligation of Purchaser and the Purchaser Sponsors, and, to the Knowledge of Purchaser, the other parties thereto, enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. There are no conditions precedent related to the funding of the full amount of the Debt Financing or Equity Financing, as applicable, other than the conditions precedent expressly set forth in the applicable Commitment Letter.

(d)          Except as expressly permitted under Section 5.14(b), the Commitment Letters have not been amended or modified in any manner, and the respective commitments contained in the Commitment Letters have not been terminated, reduced, withdrawn or rescinded in any respect by Purchaser or any Purchaser Sponsor or, to the Knowledge of Purchaser, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Purchaser or any Purchaser Sponsor or, to the Knowledge of Purchaser, any other party thereto. Purchaser is not in default or breach under the terms and conditions of any of the Commitment Letters and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of any of the Commitment Letters.

(e)          Purchaser has no reason to believe that (i) any of the conditions precedent expressly set forth in the Commitment Letters will not be satisfied on or prior to the Closing Date or (ii) the Financing contemplated by the Commitment Letters will not be available to Purchaser on or prior to the Closing Date.

(f)             There are no side letters, understandings or other agreements or arrangements relating to any of the Commitment Letters or the Financing to which Purchaser or any of its Affiliates is a party that could affect the Financing contemplated by the Commitment Letters in any respect. Purchaser or an Affiliate of Purchaser on its behalf has fully paid any and all commitments or other fees and amounts required by the Commitment Letters to be paid on or prior to the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date.

(g)            The Financing, when funded in accordance with the Commitment Letters, will provide Purchaser with cash proceeds on the Closing Date sufficient to enable Purchaser to perform all of its obligations hereunder, including to deliver the Closing Purchase Price and the Final Purchase Price to Sellers as and when contemplated by this Agreement and to pay or otherwise perform all of the obligations of Purchaser under the other Transaction Documents. Purchaser has no reason to believe that the representations and warranties contained in the immediately preceding sentence will not be true at and as of the Closing Date.

(h)            Notwithstanding anything elsewhere in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letters) by or to Purchaser or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Purchaser hereunder.

(i)             Immediately after giving effect to the consummation of the Transaction, Purchaser and its Subsidiaries, taken as a whole, will be Solvent. For purposes of this Section 4.4, “Solvent” means, with respect to Purchaser and its Subsidiaries, taken as a whole, that:

(i)               the fair saleable value (determined on a going concern basis) of the assets of Purchaser and its Subsidiaries, taken as a whole, shall be greater than the total amount of the liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with IFRS, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed) of Purchaser and its Subsidiaries, taken as a whole;

(ii)              Purchaser and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(iii)             Purchaser and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

Section 4.5             Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to Sellers a true, complete and correct copy of the executed Guaranty. The Guaranty is in full force and effect and constitutes the valid, binding and enforceable obligation of the Guarantor in favor of Sellers, enforceable by Sellers in accordance with its terms (subject to the Enforceability Exceptions). The Guarantor is not in default or breach under any of the terms or conditions of the Guaranty and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Guarantor under the terms and conditions of the Guaranty. The Guarantor has, or will have at the Closing, access to sufficient capital to satisfy the full amount of the guaranteed obligations under the Guaranty in full.

Section 4.6             Investigation; Acquisition of Shares for Investment. Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the Transaction and the other transactions contemplated by this Agreement. Purchaser confirms that Sellers have made available to Purchaser and its Representatives the opportunity to ask questions of the officers and management of Sellers and the Business, as well as access to the documents, information and records of or with respect to the Business and the Neptune Entities and to acquire additional information about the business and financial condition of the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Business and the Neptune Entities. Purchaser is acquiring the Purchased Entity Interests for investment purposes and not with a view toward or for offer or sale in connection with any distribution thereof, or with any present intention of offering, distributing or selling any of the Purchased Entity Interests. Purchaser acknowledges that the Purchased Entity Interests have not been registered under the securities Laws of any jurisdiction, including the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or any state securities Laws, and agrees that the Purchased Entity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under any such applicable Laws, except pursuant to an exemption from such registration available, or in a transaction not subject to registration, under such Laws and without compliance with any other Laws, in each case, to the extent applicable. Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act and applicable Canadian securities laws, and any Purchased Entity Interests that Purchaser receives, directly or indirectly, hereunder will be received only on its own behalf and its Affiliate assignees and not for the account or benefit of any other person or entity. Purchaser is able to bear the economic risk of holding the Purchased Entity Interests for an indefinite period (including total loss of its investment).

Section 4.7             Proceedings. As of the date of this Agreement, there are no Proceedings or claims pending, or, to the Knowledge of Purchaser, threatened in writing, against Purchaser or any of its Affiliates that would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.8             R&W Insurance Policies. The Purchaser has obtained representation and warranty insurance policies, executed copy of which are attached as Exhibit D (the “R&W Insurance Policies”). The R&W Insurance Policies are in full force and effect, subject only to the completion of the Transaction and the delivery of the certificates and other deliverables contemplated thereby in connection therewith, and, to the Knowledge of Purchaser, are valid, binding and enforceable against the parties thereto, in accordance with their terms, subject to the Enforceability Exceptions. The amount of the full premiums payable pursuant to the R&W Insurance Policies, including any premium tax payable in connection therewith, is reflected in R&W Insurance Policies.

Section 4.9             Investment Canada Act. Purchaser is Canadian-controlled within the meaning of the Investment Canada Act (Canada).

Section 4.10           No Competing Business. Except as set forth in Section 4.10 of the Purchaser Disclosure Schedules, as of the date of this Agreement, none of Purchaser, or any Purchaser Sponsor with direct or indirect capital or other interests of more than ten percent (10%) in the Purchaser or any of their respective Affiliates (i) directly competes with or purchases goods or services from, or has direct or indirect capital or other interests of more than ten percent (10%) in any other corporation, partnership, limited liability company or business organization that directly competes or purchases goods or services from the Neptune Entities or (ii) has entered (or are in negotiations to enter) into any agreement or otherwise to acquire or make any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that directly competes with or purchases goods or services from the Neptune Entities.

Section 4.11           Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates for which Sellers or any of their Affiliates would be liable.

Section 4.12           Acknowledgment of No Other Representations or Warranties. Purchaser expressly agrees and acknowledges, on behalf of itself and its Affiliates, that

(a)            none of Sellers or any of their respective Representatives has made or makes any representation or warranty, expressed or implied, as to the Neptune Entities, the Business (or its financial condition and results of operations) or the accuracy or completeness of any information regarding the Neptune Entities or the Business furnished or made available to Purchaser or its Representatives, except as expressly set forth in Article III,

(b)           without limiting the generality of the foregoing, none of Sellers or any of their respective Representatives has made or makes any representation or warranty with respect to any projections, forecasts, plans, prospects, estimates, budgets or other information regarding future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Neptune Entities or the Business or any other future business, operations or affairs of Neptune Entities or the Business,

(c)           Purchaser has not relied on any representation or warranty or other information described in this Section 4.12 in determining to enter into this Agreement or otherwise, and

(d)           none of Sellers or any of their respective Subsidiaries shall have, or be subject to, any Liability to Purchaser or any of its Representatives resulting from the distribution to Purchaser or its Representatives, or Purchaser’s or its Representatives’ use of, any such information, including any information, documents or material made available to Purchaser or its Representatives in any “data rooms,” management presentations or in any other form in expectation of or negotiation of this Agreement, the Transaction and the other transactions contemplated by this Agreement.

Article V
COVENANTS

Section 5.1             Efforts.

(a)            From and after the date of this Agreement, but in all cases subject to and without limiting Section 5.1(c), Purchaser and Sellers shall (and shall cause their respective Affiliates to) use their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done, all things, necessary, proper or advisable under any applicable Law to consummate and make effective in the most expeditious manner possible (and, in any event, prior to the Outside Date) the Transaction and the other transactions contemplated by this Agreement, including:

(i)               the preparation and filing of all forms, registrations and notifications required or advisable to be filed to consummate the Transaction and the other transactions contemplated by this Agreement as soon as practicable (and with respect to notifications required or advisable under the HSR Act and Competition Act, within fifteen (15) Business Days of the date of this Agreement);

(ii)              the preparation and filing of all appropriate CFIUS Filings pursuant to the DPA, including (A) either a declaration filed with CFIUS pursuant to 31 C.F.R. Part 801 or a draft CFIUS Filing filed with CFIUS pursuant to 31 C.F.R. Part 800, each to be filed within fifteen (15) Business Days of the date of this Agreement (unless Purchaser and Neptune Parent mutually agree to extend that timeline, including to permit consultation with the appropriate Government Entity prior to submission) and (B) in the event that a draft CFIUS Filing is filed, a final CFIUS Filing with CFIUS, within ten (10) Business Days of receipt of final comments from CFIUS on the draft CFIUS Filing; and

(iii)            the execution and delivery of any additional instruments necessary to consummate the Transaction and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

Without limiting the foregoing, but in all cases subject to and without limiting Section 5.1(c), Purchaser and Sellers shall (and shall cause their respective Affiliates to) use their respective reasonable best efforts to take or cause to be taken, and to do or cause to be done, all actions necessary, proper or advisable to obtain any Regulatory Approval required to satisfy the conditions set forth in Section 7.1(a) (in the case of 1)a)i)(1)(a)(i), reasonable best efforts shall include agreeing to a letter of assurance or national security agreement or other mitigation measures that CFIUS may request) or Section 7.1(b) (in the case of Section 7.1(b), if the injunction, restraint, Judgment or Law relates to any Regulatory Approval) and to consummate the Transaction and the other transactions contemplated by this Agreement. Additionally, and without limiting the specific other obligations of the Parties set forth in this Agreement, and in all cases subject to and without limiting Section 5.1(c), Purchaser and Sellers shall (and shall cause their respective Affiliates to) use their respective reasonable best efforts to fulfill all conditions precedent to the Closing and shall not take, or permit any of their respective Affiliates to take, any action after the date of this Agreement that would reasonably be expected to prevent, impair or materially delay the Closing.

Notwithstanding anything in this Agreement to the contrary, neither Purchaser nor Sellers, without the other Party’s prior written consent, shall enter into any timing, settlement or similar agreement, or otherwise agree or commit to any arrangement, that would:

(x)              have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of any waiting period applicable to the Transaction or the other transactions contemplated by this Agreement under the HSR Act, the Competition Act, any other applicable Antitrust Law, or CFIUS; or

(y)             bind or commit the Parties not to complete the Transaction or the other transactions contemplated by this Agreement on or prior to the Outside Date (or that would otherwise prevent or prohibit the Parties from completing the Transaction or the other transactions contemplated by this Agreement on or prior to the Outside Date).

(b)           Prior to the Closing, Purchaser and Sellers shall, subject to applicable Law, the Confidentiality Agreement and Section 5.3, each:

(i)               keep the other apprised of the status of matters relating to the completion of the Transaction and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all Regulatory Approvals required in connection with the Transaction or the other transactions contemplated by this Agreement;

(ii)              promptly consult with the other Party with respect to and provide any necessary information with respect to all notices, submissions or filings made by or on behalf of such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement, the Transaction and the other transactions contemplated by this Agreement;

(iii)             promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of material oral communications, advise the other Party orally of) any correspondence, filings and communications between it and any Governmental Entity regarding this Agreement and the Transaction or the other transactions contemplated by this Agreement; and both

  (A)            furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of filings or submissions of information to any such Governmental Entity; and

  (B)            permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written (or any material oral) communication with any such Governmental Entity.

No Party will participate, or permit its Representatives to participate, in any meeting (whether in Person or via video or telephone conference, other than non-material communications) with any Governmental Entity in connection with this Agreement and the Transaction or the other transactions contemplated by this Agreement (or make oral submissions at meetings or in telephone or other conversations) unless such Party consults with the other Parties in advance and, to the extent not prohibited by such Governmental Entity, gives such other Parties (or their Representatives) the opportunity to attend and participate at such meeting (or telephone or other conversations), provided, however, the Parties agree that their Representatives shall jointly provide informal notice of the Transaction to the Investment Review Branch of Innovation, Science and Economic Development Canada.

Purchaser and Sellers may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.1(b) as “outside counsel only.” Such materials and the information contained in such materials shall be given only to outside legal counsel and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Sellers, as the case may be) or its legal counsel. Materials provided pursuant to this Section 5.1(b) may be redacted:

(x)       to remove references concerning the valuation of or future plans for the Business;

(y)       as necessary to comply with contractual obligations; and

(z)       as necessary to address reasonable privilege concerns.

(c)            Subject to and without limiting the remainder of this Section 5.1(c), each of Purchaser and Sellers shall (and shall cause their respective Affiliates to) use their respective reasonable best efforts to take or cause to be taken all other actions, and do or cause to be done all other things, necessary, proper or advisable to consummate and make effective the Transaction and the other transactions contemplated by this Agreement. In furtherance of the foregoing, such efforts shall include taking all such further reasonable action as may be necessary to resolve such objections, if any, as any Governmental Entity or any other Person may assert under any Law with respect to the transactions contemplated by this Agreement, so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including defending any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transaction and the other transactions contemplated by this Agreement.

Notwithstanding anything in this Section 5.1 to the contrary, with respect to Purchaser and its Affiliates, reasonable best efforts for purposes of this Section 5.1 shall include, if necessary to obtain any Antitrust Approval, proffering and agreeing to make any changes to, or restriction on, or other impairment of, Purchaser’s or its Affiliates’ ability to receive information about any assets, licenses, operations, rights, product lines or businesses of the Neptune Entities or any assets, licenses, product lines, businesses or interests of Purchaser or any of its Affiliates (the “Specified Actions”).

Notwithstanding anything in this Agreement to the contrary, with respect to Purchaser and its Affiliates, reasonable best efforts for purposes of this Section 5.1 shall include, if necessary to obtain the CFIUS Approval, (A) using reasonable best efforts to overcome any objections or national security concerns raised by CFIUS and to receive the CFIUS Approval so as to enable Closing, including providing such reasonable assurances as may be requested or imposed by CFIUS, including entering into a mitigation agreement, a letter of assurance, a national security agreement or other similar arrangement or agreement in relation to the Business and the assets of the Neptune Entities or such alternative measure acceptable to CFIUS as may be proposed by the Purchaser and (B) taking any of the Specified Actions; provided that, in the case of each of the foregoing clauses (A) and (B), Purchaser and its Affiliates shall not be required to consent to, or to take or agree to any action that, individually or in the aggregate, would reasonably be expected to be result in a Business Material Adverse Effect (for purposes of this Section 5.1(c), without giving effect to the exceptions set forth in clauses (i) through (xii) of such definition).

(d)           Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity in connection with the Transaction and the other transactions contemplated by this Agreement. Whether or not the Transaction is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal and professional fees) to any third party or any Governmental Entity in order to obtain any approvals, including any Regulatory Approvals, other than the fees of and payments to Sellers’ legal and professional advisors.

(e)            Sellers shall, and shall cause each Neptune Entity to, (i) use reasonable best efforts to cooperate with Purchaser to obtain any consents required under Material Contracts (other than Material Contracts included on Section 3.11(a)(v) of the Seller Disclosure Schedules) from third parties in connection with the consummation of the transactions contemplated by this Agreement at or prior to the Closing (notwithstanding anything to the contrary contained herein, neither Sellers nor any of their Subsidiaries shall have any obligation to make any payments or other financial contribution, give any guarantee to any other party, incur any Liability or institute or threaten any legal or other proceedings against any Person to obtain any consents of third parties contemplated by this Section 5.1(e), and the failure to receive any such consents shall not be taken into account with respect to whether any condition to the Closing set forth in Article VII shall have been satisfied) and (ii) with respect to any Material Contracts (other than Material Contracts included on Section 3.11(a)(v) of the Seller Disclosure Schedules) in respect of which a third party consent is required but has not been obtained at or prior to the Closing as contemplated in this Section 5.1(e), to the extent not prohibited under the terms of such contract, use reasonable best efforts to cooperate with Purchaser in any reasonable and lawful arrangements designed to provide the rights and benefits of such Material Contracts to Purchaser on substantially the same terms and conditions provided to Sellers prior to the Closing Date.

Section 5.2             Covenants Relating to Conduct of Neptune Entities.

(a)            From the date of this Agreement to the earlier of (x) the Closing and (y) the termination of this Agreement pursuant to Section 8.1, Sellers shall, and shall cause the Neptune Entities to, use reasonable best efforts to conduct the Business in all material respects in the ordinary course; except (the following exceptions, the “Interim Covenant Exceptions”):

(i)               as set forth in Section 5.2(a) of the Seller Disclosure Schedules;

(ii)              as required by applicable Law;

(iii)             as required or reasonably necessary to effect or facilitate the Internal Restructuring or the elimination of Intercompany Balances and Intercompany Arrangements pursuant to Section 5.6;

(iv)            as otherwise expressly contemplated or required by the terms of this Agreement; or

(v)             as otherwise consented to by Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed).

(b)           From the date of this Agreement to the earlier of (x) the Closing and (y) the termination of this Agreement pursuant to Section 8.1, Sellers will not, and will cause the Neptune Entities not to, directly or indirectly, do any of the following, other than pursuant to any Interim Covenant Exceptions:

(i)               amend the Organizational Documents of the Neptune Entities in any manner materially adverse to Purchaser;

(ii)              split, combine or reclassify the Purchased Entity Interests, or adopt a plan of or enter into any liquidation, arrangement, amalgamation, dissolution, merger, consolidation, restructuring, recapitalization, winding-up or other reorganization of any of the Neptune Entities;

(iii)            grant to any Key Employee any increase in compensation or benefits, except as may be required under (A) any Benefit Plan or Collective Bargaining Agreement, (B) in the ordinary course of business, (C) in connection with any action that applies uniformly to Business Employees and other similarly situated employees of Sellers or their Subsidiaries, or (D) as would not reasonably be expected to result in Liability to Purchaser or its Affiliates;

(iv)            hire any Key Employee, other than to replace a Key Employee;

(v)             adopt, enter into or materially amend any Neptune Entity Benefit Plan, except as (A) may be required under any Benefit Plan or Collective Bargaining Agreement, (B) in the ordinary course of business, (C) in connection with any action that applies uniformly to Business Employees and other similarly situated employees of Sellers or their Subsidiaries, or (D) as would not reasonably be expected to result in Liability to Purchaser or its Affiliates;

(vi)            (A) issue or authorize the issuance of any equity interests of a Neptune Entity (other than to a Neptune Entity), (B) grant any options, warrants or other rights to purchase or obtain any equity interests of a Neptune Entity (other than to a Neptune Entity), (C) issue, sell or otherwise dispose of equity interests of a Neptune Entity (other than to a Neptune Entity) or (D) redeem, repurchase or otherwise acquire any equity interests of any Neptune Entity (other than by a Neptune Entity);

(vii)           except for Intercompany Arrangements, (A) incur any Indebtedness for borrowed money other than (1) in the ordinary course of business, (2) for amounts not exceeding ten million dollars ($10,000,000) in aggregate principal amount, (3) Indebtedness for borrowed money solely among any of the Neptune Entities or (4) Indebtedness for borrowed money incurred under the revolving credit facility under the Existing Credit Agreement, (B) make any acquisition of any assets or businesses in excess of ten million dollars ($10,000,000) other than acquisitions in the ordinary course of business and acquisitions of businesses or assets already contracted by any Seller, any Neptune Entity or their respective Subsidiaries or (C) sell or dispose of any material assets or businesses, other than in the ordinary course of business and sales or dispositions of businesses or assets already contracted by any Seller, any Neptune Entity or their respective Subsidiaries, or to a Neptune Entity;

(viii)          settle any Proceeding (other than a Tax Proceeding) other than in the ordinary course of business or settlements that are solely for monetary damages that will be paid prior to the Closing;

(ix)             make any change in any method of financial accounting or financial accounting practice or policy applicable of the Neptune Entities, other than such changes as are required by IFRS, GAAP or applicable Law or are consistent with the Transaction Accounting Principles or otherwise apply generally to Sellers and their Subsidiaries;

(x)              abandon, dispose of, or terminate ownership rights in any material Business Intellectual Property or otherwise permit any of their rights to any such Business Intellectual Property to lapse (other than in the ordinary course or in connection with the renewal, application for, or maintenance of any Intellectual Property Rights);

(xi)             (A) amend in a way that is materially adverse to Purchaser, voluntarily terminate or cancel any Material Contract (other than, for the avoidance of doubt, any renewal or expiration of such Material Contract in accordance with the existing terms of any such Material Contract) or (B) enter into any Contract that, if in effect on the date of this Agreement, would have been a Material Contract, in each case, other than in the ordinary course of business;

(xii)            incur, create or assume any Lien, other than (A) Permitted Liens, (B) Liens that may be discharged at or prior to the Closing and (C) in the ordinary course of business;

(xiii)           with respect to any Neptune Entity (A) make (other than in the ordinary course of business), change or revoke any material Tax election, (B) change any annual accounting period, (C) change any material method of accounting for Tax purposes or (D) settle any claim or assessment in respect of an amount of Taxes materially in excess of the amount reserved for in the Business Financial Statements, in each case, if such action would result in a material increase in the Tax liability of any Neptune Entity in any Post-Closing Tax Period;

(xiv)           enter into or amend any Contract between or among the Sellers or any of their Affiliates (other than the Neptune Entities), on the one hand, and any of the Neptune Entities, on the other hand, relating to any Business Intellectual Property or any other intellectual property rights of the Neptune Entities, in each case that are material to the Business; or

(xv)            authorize any of, or commit or agree to take, whether in writing or otherwise, the foregoing actions.

(c)            From the date of this Agreement to the earlier of (x) the Closing and (y) the termination of this Agreement pursuant to Section 8.1, Purchaser will not, and will cause its Affiliates not to, directly or indirectly, do any of the following:

(i)               acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or dissolve, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent, delay or impede the consummation of the Transaction or any other transaction contemplated by any Transaction Document;

(ii)              take any action that would reasonably be expected to cause any of the conditions precedent to the Transaction or the other transactions contemplated by this Agreement to fail to be satisfied or prevent, delay or impede the consummation of the Transaction or any other transaction contemplated by this Agreement or the other Transaction Documents; or

(iii)             authorize any of, or commit or agree to take, whether in writing or otherwise, the foregoing actions,

except, in each case, (w) as set forth in Section 5.2 of the Purchaser Disclosure Schedule, (x) as consented to by Sellers (such consent not to be unreasonably withheld, conditioned or delayed), (y) as required by applicable Law or (z) as otherwise contemplated or required by the terms of this Agreement.

Section 5.3             Confidentiality.

(a)            Purchaser acknowledges that the information being provided to it in connection with the Transaction and the other transactions contemplated by this Agreement is subject to the terms of that certain non-disclosure agreement between Purchaser and Neptune Parent, dated as of October 20, 2019 (the “Confidentiality Agreement”), the terms of which are incorporated in this Agreement by reference in their entirety and shall survive the Closing. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to Evaluation Material and Discussion Information (each as defined in the Confidentiality Agreement) that relates exclusively to the Neptune Entities and the rights, properties and assets of the Neptune Entities; provided that Purchaser acknowledges that its other obligations thereunder shall continue to remain subject to the terms and conditions of the Confidentiality Agreement.

(b)           For seven (7) years after the closing, unless Purchaser has otherwise consented, Sellers shall, and shall cause their Subsidiaries to, retain in confidence any confidential information exclusively related to the Neptune Entities and shall not disclose such confidential information to any other Person; provided that the foregoing restrictions shall not apply to any information that:

(i)               is or becomes generally available to the public other than as a result of disclosure in violation of this Section 5.3(b);

(ii)              is required to be disclosed by applicable Law or to a Governmental Entity or otherwise required or requested in connection with a compliance or regulatory activity or pursuant to a court order, subpoena, administrative, legal or judicial process or order or civil investigative demand;

(iii)             Sellers or any of their Subsidiaries receives after the Closing from a source that is not, to the Knowledge of Sellers after reasonable inquiry, under any obligation of confidentiality to Purchaser or its Affiliates with respect to such information; or

(iv)            can be demonstrated by Sellers to have been independently developed by or on behalf of Sellers or any of its Subsidiaries without use of or reference to such confidential information.

The foregoing shall not prohibit Sellers or their Subsidiaries from disclosing such confidential information for the purpose of complying with the terms of, or performing under, any of the Transaction Documents. Furthermore, the provisions of this Section 5.3(b) will not prohibit any retention of copies of records or any disclosure in connection with the preparation and filing of financial statements with a Governmental Entity (including the SEC or CSA) or Tax Returns of Sellers or their Subsidiaries or in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents or the transactions contemplated by this Agreement.

Section 5.4             Access to Information.

(a)           During the period prior to the Closing, Sellers shall afford to Purchaser reasonable access to the properties, books, Contracts, records and personnel of the Neptune Entities for purposes of preparing for the Closing; provided that:

(i)               neither Sellers nor any of their Subsidiaries shall be required to violate any obligation of confidentiality to which Sellers or any of their Subsidiaries may be subject in discharging their obligations pursuant to this Section 5.4(a); and

(ii)              Purchaser shall not conduct any Phase II Environmental Site Assessment or conduct any invasive testing or any sampling of soil, sediment, surface water, groundwater or building material located at, on, under or within any facility on any property of the Sellers, the Neptune Entities or any of their respective Subsidiaries, including the Transferred Owned Real Property or the Transferred Leased Real Property.

(b)           From and after the Closing, Purchaser shall, and shall cause its Affiliates to, afford Sellers and their Representatives access to the properties, employees and Books and Records of Purchaser and its Affiliates (including the Neptune Entities) to the extent that such access may be reasonably requested by Sellers, including in connection with financial statements, reporting obligations and compliance with the Transaction Documents or applicable Laws; provided that nothing in this Agreement shall limit any of Sellers’ or any of their Subsidiaries’ rights of discovery.

(c)            Purchaser agrees to hold all the Books and Records of the Neptune Entities existing on the Closing Date and not to destroy or dispose of any such Books and Records for a period of ten (10) years from the Closing Date or such longer time as may be required by Law.

(d)           The Parties acknowledge that the other Party is only required to provide access under this Section 5.4:

(i)              during normal business hours;

(ii)              upon reasonable notice to the other Party;

(iii)             consistent with applicable Law; and

(iv)             in accordance with procedures reasonably established by the other Party.

(e)            Purchaser agrees that any investigation undertaken pursuant to the access granted under this Section 5.4 must be conducted in such a manner as not to unreasonably interfere with the operation of Sellers and their Subsidiaries or the Business, and none of Purchaser or any of its Representatives shall communicate with any of the employees of the Business (or Sellers or their Subsidiaries) without the prior written consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

(f)            Purchaser agrees that any access or investigation undertaken pursuant to this Section 5.4 will not require Sellers or any of their Subsidiaries to provide access to or disclose information where such access or disclosure would jeopardize attorney-client privilege or contravene any Laws.

(g)           Purchaser shall be permitted, during the sixty (60) days following the date hereof, to deliver to the underwriters of the R&W Insurance Policies an electronic copy of the “data room” established by Sellers in connection with the transactions contemplated by this Agreement, and the Sellers shall provide such assistance in this regard as reasonably requested by the Purchaser.

Section 5.5             Publicity. The Parties agree to consult with each other before issuing, and shall provide each other the opportunity to review and comment upon, any initial press release with respect to this Agreement or the transactions contemplated by this Agreement, and shall not issue any such press release or make any similar public statement prior to such consultation, except as may be required by applicable Law, order, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided that the Parties will not be obligated to engage in such consultation with respect to communications that are consistent in all material respects with public statements previously approved by both Parties in accordance with this Section 5.5.

Section 5.6             Intercompany Balances Arrangements; Internal Restructuring; Release.

(a)            Prior to the Closing, all intercompany balances and accounts (other than intercompany balances and accounts set forth in Section 5.6(a) of the Seller Disclosure Schedules) between or among the Sellers and any of their Subsidiaries (other than the Neptune Entities), on the one hand, and any of the Neptune Entities, on the other hand (“Intercompany Balances”), will be settled or otherwise eliminated in such a manner as the Sellers shall determine in their reasonable discretion. Intercompany Balances and accounts solely among any of the Neptune Entities shall not be affected by this provision.

(b)           Immediately prior to the Closing, except for the Transaction Documents and except as set forth in Section 5.6(a) of the Seller Disclosure Schedules (as such schedule may be updated by the mutual agreement of the parties, acting reasonably and in good faith), all intercompany arrangements and Contracts, including all obligations to provide, lease or license goods or services, tangible or intangible properties or joint activities, between any of the Sellers and any of their Subsidiaries (other than the Neptune Entities), on the one hand, and any of the Neptune Entities, on the other hand (such intercompany arrangements and Contracts, “Intercompany Arrangements”), will automatically be terminated without further payment or performance and cease to have any further force and effect, such that no Party thereto shall have any further obligations for the Intercompany Arrangements after the Closing.

(c)            Except to the extent provided to the contrary in this Section 5.6, effective as of the Closing, Purchaser, on behalf of itself and its Affiliates, including the Neptune Entities and their Subsidiaries, releases Sellers and each of their Subsidiaries (and their respective officers, directors and employees, acting in their capacity as such) from any Liability to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business or the operations of the Neptune Entities prior to the Closing, except for any obligation arising pursuant to the provisions of this Agreement or the Transaction Documents.

(d)           Notwithstanding anything in this Agreement to the contrary, Sellers and their Subsidiaries may, with the prior written consent of Purchaser (acting reasonably), prior to the Closing, (i) cause Business Intellectual Property or other assets and/or liabilities of Sellers or any of their Subsidiaries to be contributed, sold, assigned, transferred, or otherwise conveyed to a Neptune Entity, (ii) cause assets held by, or liabilities of, a Neptune Entity to be distributed, sold, assigned, transferred or otherwise conveyed to Sellers or any of their Subsidiaries (other than a Neptune Entity), or (iii) effect any of the other corporate actions set forth on Section 5.6(d) of the Seller Disclosure Schedule, in each case, in such manner and for such consideration or for no consideration as may be determined by Sellers and the Purchaser, and Sellers and their Subsidiaries may enter into such transactions or take such other actions as may be necessary or appropriate to effect the foregoing (the “Internal Restructuring”).

(e)            At or prior to Closing, Sellers shall (and shall cause their Subsidiaries to) cooperate with Purchaser to take such steps necessary to complete the steps set forth on Section 5.6(e) of the Seller Disclosure Schedules.

Section 5.7             Employee Matters.

(a)            Communications by Purchaser. From and after the date of this Agreement until the Closing Date, Purchaser shall consult with Sellers and obtain Sellers’ approval and consent (acting reasonably) before making any written or oral communications to any Business Employees, whether relating to employee benefits, post-Closing terms of employment or otherwise.

(b)           Business Employee; Terms and Conditions of Employment. With respect to each Business Employee whose employment continues on and after the Closing, for a period of at least twelve (12) months following the Closing Date (the “Benefit Continuation Period”), Purchaser shall provide and maintain: (i) at least the same wage rate or base salary level in effect for such Business Employee immediately prior to the Closing; (ii) short- and long-term incentive compensation opportunities for such Business Employee that, in each case, are in the aggregate no less favorable than those in effect for such Business Employee immediately prior to the Closing, (iii) a principal job site that is the same as, or which does not increase by more than fifty (50) miles, the Business Employee’s commute (relative to the Business Employee’s commute immediately prior to the Closing); and (iv) health and welfare benefits, retirement benefits, deferred compensation benefits and other benefits that, in each case, are no less favorable in the aggregate than those provided to the Business Employee immediately prior to the Closing. As of and after the Closing, Purchaser shall provide to each Business Employee full credit for all purposes under any Neptune Entity Benefit Plan and each employee benefit plan, policy or arrangement sponsored by Purchaser or any of its Affiliates for such Business Employee’s service prior to the Closing with Sellers or any of their Subsidiaries (and their respective predecessors), to the same extent such service is recognized by Sellers and their Subsidiaries immediately prior to the Closing; provided that such service shall not be credited to the extent such credit would result in any duplication of compensation or benefits.

(c)            Health Coverages. Purchaser shall cause each Business Employee who is covered by a group health Benefit Plan immediately prior to the Closing (and his or her eligible dependents) to be covered on and after the Closing by a group health plan or plans maintained by Purchaser or any of its Affiliates that comply with the provisions of Section 5.7(b) and shall make reasonable best efforts to have such plans:

(i)              not limit or exclude coverage on any basis, including on the basis of any preexisting condition of such Business Employee or dependent or any waiting period; and

(ii)            provide each Business Employee full credit under Purchaser’s or such Affiliate’s group health plans, for the year in which the Closing Date occurs, for any deductible or co-payment already incurred by such Business Employee under the applicable group health Benefit Plan and for any other out-of-pocket expenses that count against any maximum out-of-pocket expense provision of the applicable group health Benefit Plan or Purchaser’s or such Affiliate’s group health plans.

(d)           Severance.

(i)               If Sellers or any of their Subsidiaries are obligated to pay any severance or other benefits (including such benefits as are required under applicable Laws) to any Business Employee who does not, for any reason, continue or accept employment with Purchaser or its Affiliates at or after the Closing, Purchasers shall, and shall cause their Affiliates to, reimburse and otherwise indemnify, defend and hold harmless Sellers and their Subsidiaries for all such severance, wrongful dismissal damages and other benefits and any additional Liabilities incurred in connection with such severance; provided, that the foregoing shall not include any Liability relating to the Proceeding identified in Section 3.5 of the Seller Disclosure Schedules, which shall remain a Liability of Seller.

(ii)              With respect to each Business Employee whose employment is terminated during the Benefit Continuation Period under circumstances that would entitle a participant in the severance policy, program or arrangement of Purchaser and its Affiliates applicable to similarly situated employees or the severance policy, program or arrangement of Sellers or their Subsidiaries in which such Business Employee participated immediately prior to the Closing to benefits, Purchaser shall provide such Business Employee with severance benefits equal in value to the greater of

  (A)           the contractual severance benefits provided for in any enforceable employment agreement entered into between the parties;

  (B)            the severance benefits contemplated by the severance policy, program or arrangement of Purchaser and its Affiliates that is applicable to similarly situated employees; and

  (C)            the severance benefits contemplated by the severance policy, program, arrangement or agreement of Sellers or their Subsidiaries in which such Business Employee participated immediately prior to the Closing;

in each case, taking into account such Business Employee’s service with Sellers and their Subsidiaries prior to the Closing and with Purchaser and its Affiliates on and after the Closing.

(e)            Accrued Vacation, Sick Leave and Paid Time Off. Purchaser shall recognize and assume all Liabilities with respect to such Business Employee’s accrued but unused vacation, sick leave and other paid time off. In addition, Purchaser shall allow Business Employees to take any vacation, sick leave and other paid time off that was scheduled prior to the Closing.

(f)            Cash Incentives. Purchaser shall be solely responsible for the payment of cash bonus or other cash incentive compensation to the Business Employees with respect to any performance period that is ongoing as of the Closing, and any retention incentive compensation outstanding under any Benefit Plan as of the Closing. Purchaser shall continue each performance period in effect as of the Closing under each cash incentive plan, policy or arrangement in which the Business Employees participate as of the Closing, with appropriate adjustment (as mutually determined by Purchaser and Sellers) to the applicable performance targets to take into account the Transaction and the other transactions contemplated by this Agreement. Purchaser shall pay the compensation contemplated by this Section 5.7(f) at the time prescribed by the applicable plan, policy or arrangement of Sellers or their Subsidiaries as in effect immediately prior to the Closing and in accordance with the historical past practices under such plan, policy or arrangement, but in no event in an amount less than that accrued on the Books and Records as of the Closing.

(g)           Collective Bargaining Agreements. Purchaser agrees that, as of and following the Closing Date, Purchaser shall recognize the unions, works councils or other labor representatives of the Business Employees and shall become the successor employer in accordance with applicable Law and assume all obligations associated with the Collective Bargaining Agreements.

(h)           No Third-Party Beneficiaries. Without limiting the generality of Section 10.4, the provisions of this Section 5.7 are solely for the benefit of the Parties and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, and nothing in this Section 5.7 shall be construed as an amendment to any Benefit Plan or other employee benefit plan for any purpose.

Section 5.8             Financial Obligations.

(a)           At or prior to the Closing, Purchaser shall at its sole expense: (i) arrange for substitute letters of credit, surety bonds, Purchaser guarantees and other obligations to replace the outstanding letters of credit, surety bonds, guarantees and other contractual obligations entered into by or on behalf of Sellers or any of their Subsidiaries (other than the Neptune Entities) in connection with or relating to the Business (such arrangements, including those set forth on Section 5.8(a) of the Seller Disclosure Schedules, the “Guarantees”) or (ii) assume all obligations under each Guarantee, and, in the case of each of clause (i) and (ii), obtain from the creditor or other counterparty a full and irrevocable release of the Sellers and their Subsidiaries (other than the Neptune Entities) that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with the Guarantees. Purchaser further agrees that to the extent a Seller or any of its Subsidiaries incurs any cost or expense, or is required to make any payment, in connection with such Guarantees on or after the Closing, Purchaser shall indemnify, defend and hold harmless such Seller and its Subsidiaries against, and reimburse such Seller and such Subsidiaries for, any and all amounts paid, including costs or expenses in connection with such Guarantees, including such Seller’s and any of its Subsidiaries’ expenses in maintaining such Guarantees, whether or not any such Guarantee is drawn upon or required to be performed, and shall in any event promptly and in no event later than three (3) Business Days after written demand therefor from Sellers, reimburse the applicable Seller and any of its Subsidiaries if any Guarantee is called upon to the extent such Seller or any of its Subsidiaries makes any payment or incurs any Liability in respect of any such Guarantee. Purchaser shall not amend, modify or renew any Contract subject to a Guarantee without the consent of Sellers, in their sole discretion. At the request of Sellers, Purchaser shall provide Sellers or any of their Subsidiaries (other than the Neptune Entities) with letters of credit in an amount equal to a Seller’s and any of its Subsidiaries’ entire potential Liability in respect of any such Guarantees.

(b)            In the event that Purchaser or any of the Neptune Entities or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties, assets or equity interests to any Person, then, in each case, proper provision shall be made so that the successors and assigns of Purchaser or the Neptune Entities, as the case may be, shall succeed to the obligations of this Section 5.8.

Section 5.9             Use of Names Following Closing.

(a)            Purchaser and its Affiliates are not purchasing, acquiring or otherwise obtaining any right, title or interest in any Seller Mark, and Sellers and their Affiliates are not retaining any right, title or interest in any Business Trademarks, except for the limited right to use the Seller Marks and Business Trademarks, as applicable, as expressly set forth in this Section 5.9. Purchaser and Sellers and any of their respective Affiliates shall not seek to use or register in any jurisdiction any Seller Marks or Business Trademarks, respectively, or any other Trademark that is confusingly similar to a Seller Mark or Business Trademark, as applicable, or to contest the use, ownership, validity or enforceability of any Seller Mark or Business Trademark, as applicable. To the extent that any Neptune Entity and any Seller has any rights in, or license with respect to, any Seller Mark or Business Trademark, respectively, pursuant to any written agreements or otherwise, such rights and licenses shall terminate on the Closing Date without recourse, and Seller shall, and Purchaser shall cause any such Neptune Entity to take all necessary action to effect such termination with respect to such Business Trademark and Seller Mark, respectively.

(b)           Except as otherwise provided in this Section 5.9, Purchaser and Sellers and their respective Affiliates shall (i) cease and discontinue all uses of the Seller Marks and Business Trademarks, respectively, upon the Closing in accordance with this Section 5.9, and (ii) not expressly, or by implication, do business as or represent themselves, in the case of Purchaser and its Affiliates, as Sellers or an Affiliate of Sellers, and in the case of Seller and its Affiliates, any Neptune Entity.

(c)            As promptly as practicable after the Closing, Purchaser and Sellers shall pass the requisite shareholders’ resolutions and board resolutions, make all filings, pay all requisite fees and take all other actions necessary to change the legal names, corporate names and business names of the Neptune Entities and Sellers’ Subsidiaries, respectively, and apply for their Organizational Documents and business registration certificate or licenses, as applicable, to be amended to remove any reference to the Seller Marks and Business Trademarks, as applicable, in all jurisdictions, and shall promptly take any and all follow-up actions that may be required or requested by any Governmental Entity to effect such changes as soon as practicable.

(d)            As promptly as practicable after the Closing Date, and in no event later than one hundred twenty (120) days after the Closing, Purchaser and Sellers and their respective Affiliates shall use commercially reasonable efforts to destroy or exhaust all marketing and promotional materials bearing the Seller Marks and Business Trademarks, respectively, including signage, advertising, promotional materials, packaging, inventory, electronic materials, collateral goods, business cards, website content, invoices, receipts, forms, product, training and service literature and materials and other materials (collectively, “Materials”) or shall alter any such Materials so as to remove the Seller Marks and Business Trademarks, as applicable.

(i)               Except as otherwise provided in this Section 5.9, Purchaser and Sellers shall, during such one hundred twenty (120)-day period after the Closing, have a limited, non-exclusive, non-transferable, non-assignable, non-sublicensable right to use the Seller Marks and Business Trademarks, respectively, on such Materials in connection with, in the case of Purchaser, the Business, and in the case of the Sellers, the Retained Business, in the same manner as such Seller Marks and Business Trademarks and Materials were used in connection with, in the case of Purchaser, the Business and, in the case of the Sellers, the Retained Business, as of immediately prior to the Closing.

(ii)              Purchaser and Sellers, for themselves and their respective Affiliates, agree that (A) use of the Seller Marks and Business Trademarks, respectively, during the period authorized by this Section 5.9 shall be only with respect to Materials and services existing in inventory at the Closing, without alteration, (B) use of the Seller Marks and Business Trademarks, as applicable, during the period authorized by this Section 5.9 shall not be for any materials or services (including new marketing or advertising materials or product, training or service literature) produced, created or developed after the Closing and (C) the Materials and all services offered in connection therewith shall be of a level of quality equal to or greater than the quality of materials and services with respect to which the Business used the Seller Marks and the Retained Businesses used the Business Trademarks, immediately prior to the Closing.

(iii)             Any goodwill arising from the use of the Seller Marks and Business Trademarks as described in this Section 5.9 shall inure to the sole benefit of, in the case of Seller Marks, Sellers and their Subsidiaries and, in the case of Business Trademarks, Purchaser and the Neptune Entities.

Any packaging, promotional and advertising material products or services sold by Purchaser and Sellers bearing any Seller Marks and Business Trademarks, respectively, shall include all appropriate legal notices and attributions as required by Sellers and Purchaser, respectively.

Section 5.10           Insurance.

(a)            Subject to Section 5.10(b), and except as set forth on Section 5.10(a) of the Seller Disclosure Schedules, from and after the Closing Date, the Neptune Entities and the operations, assets and Liabilities of the Business will cease to be insured by Sellers’ or their Subsidiaries’ insurance policies or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including the Neptune Entities) will have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds or return premium). Sellers and their Subsidiaries may amend any insurance policies in the manner they deem appropriate to give effect to this Section 5.10(a). From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Neptune Entities and the operations, assets and Liabilities of the Business. Subject to Section 5.10(b), Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of, or in respect of, the Neptune Entities or the operations, assets and Liabilities of the Business, under or in respect of any past or current insurance policy under which Sellers or any of their Subsidiaries is a named insured.

(b)           Sellers and their Subsidiaries will keep each of the workers compensation insurance policies set forth on Section 5.10(b) of the Seller Disclosure Schedule (“Workers Compensation Policies”), or suitable replacements to the Workers Compensation Policies, in full force and effect through the Closing. Notwithstanding the last sentence of Section 5.10(a), with respect to claims relating to acts, omissions, events or circumstances relating to Business Employees that occurred or existed prior to the Closing that are covered by Workers Compensation Policies (“Pre-Closing WC Claims”), Sellers authorize Purchaser to report Pre-Closing WC Claims directly to the provider of such Workers Compensation Policies (the “WC Insurer”) and shall use reasonable best efforts to assist Purchaser’s efforts to obtain the benefit of such insurance coverage; provided that Purchaser shall keep Sellers reasonably informed and shall exclusively bear and shall promptly repay or reimburse Sellers and their Subsidiaries for the amount of each claim, including any deductibles or self-insured retentions associated with any claims under the Workers Compensation Policies, and shall be liable for and indemnify and hold harmless Sellers and their Subsidiaries against all uninsured, uncovered, unavailable or uncollectible amounts of such claims. Sellers shall, on a quarterly basis, submit an invoice to Purchaser for any amounts payable to the WC Insurer in respect of such claims, which Purchaser shall promptly (and in any event within ten (10) calendar days) reimburse to Sellers.

Section 5.11           Further Assurances; Misallocated Assets; Mail; Monies Received.

(a)            From and after the Closing Date, each of the Parties shall, and shall cause their respective Affiliates to, promptly execute, acknowledge and deliver any additional documents, instruments or conveyances reasonably requested by a Party to further perfect or evidence the consummation of, or otherwise implement, the Transaction or the other transactions contemplated by this Agreement, or to aid in the preparation of any regulatory filing or financial statement contemplated by this Agreement; provided, however, that any such additional documents must be reasonably satisfactory to each of the Parties and must not impose upon any Party any material Liability, risk, obligation, loss, cost or expense not contemplated by this Agreement. Purchaser and Sellers will reimburse each other for any reasonable out-of-pocket expenses incurred by such Party and such Party’s Affiliates to provide the cooperation set forth in the preceding sentence.

(b)            If, following the Closing, (i) any right, property or asset of Sellers not related to or used in the Business is found to have been transferred to Purchaser or its Affiliates, either directly or indirectly (including as a result of such property or asset having been located at the Transferred Owned Real Property or Transferred Leased Real Property, or not having been transferred out of the Neptune Entities), Purchaser shall transfer, or shall cause its Affiliates (including the Neptune Entities) to transfer, at no cost, such right, property or asset as soon as practicable to Sellers, or a Subsidiary of Sellers, as indicated by Sellers in writing, (ii) any right, property or asset exclusively related to or exclusively used in the Business is found to have been retained by either Seller, either directly or indirectly, such Seller shall transfer, at no cost, such right, property or asset as soon as practicable to Purchaser or an Affiliate of Purchaser, as indicated by Purchaser in writing or (iii) (x) any right, property or asset of Sellers other than those set forth in clause (i) is found to have been transferred to Purchaser or its Affiliates, either directly or indirectly, or (y) any right property or asset related to or used in the Business, other than those set forth in clause (ii) is found to have been retained by either Seller, either directly or indirectly then, in the case of each of clause (x) and (y) the Parties shall jointly determine the proper allocation of such right, property or asset. The Parties agree to cooperate in good faith with respect to their obligations set forth in this Section 5.11(b).

(c)            Sellers shall, or shall cause their applicable Subsidiaries to, promptly pay or deliver to Purchaser, or the Neptune Entity designated by Purchaser in writing, any monies or checks related to the Business that have been sent to Sellers or any of their Subsidiaries after the Closing Date by customers, suppliers or other contracting parties of the Business, in each case to the extent that they are in respect of a right, property or asset related to or used in the Business and relating to a period following the Closing. The Parties agree to cooperate in good faith with respect to their obligations set forth in this Section 5.11(c).

(d)           Purchaser shall, or shall cause its applicable Affiliates (including the Neptune Entities) to, promptly pay or deliver to Sellers any monies or checks relating to the rights, properties or assets of Sellers and their Subsidiaries (including, prior to the Closing, the Business) that have been sent to Purchaser or any of its Affiliates (including the Neptune Entities) after the Closing Date, in each case except to the extent that they are in respect of a right, property or asset related to or used in the Business and relate to a period following the Closing. The Parties agree to cooperate in good faith with respect to their obligations set forth in this Section 5.11(d).

(e)           After the Closing Date, each of Sellers and their Subsidiaries and Purchaser and its Affiliates may receive mail and other communications properly belonging to the other Party (or the other Party’s Affiliates). Accordingly, at all times after the Closing Date:

(i)            Sellers authorize Purchaser and its Affiliates to receive and open all mail and other communications that they receive that are not unambiguously intended for Sellers (or their Subsidiaries) or their respective officers or directors, and to retain such mail and other communications to the extent that they relate to the business of Purchaser and its Affiliates or, to the extent that they do not relate to the business of Purchaser and its Affiliates, Purchaser shall promptly deliver such mail or other communications (or, if the mail or other communications relate to both businesses, copies of the same) to Sellers; and

(ii)           Purchaser authorizes Sellers and its Subsidiaries to receive and open all mail and other communications that they receive that are not unambiguously intended for Purchaser (or its Affiliates) or their respective officers or directors, and to retain the same to the extent that they relate to the business of Sellers and its Subsidiaries or, to the extent that they do not relate to the business of Sellers and its Subsidiaries, Sellers shall promptly deliver such mail or other communications (or, if the mail or other communications relate to both businesses, copies of the same) to Purchaser.

The provisions of this Section 5.11(e) are not intended to, and shall not be deemed to, constitute an authorization by either Sellers or Purchaser to permit the other Party to accept service of process on its behalf, and neither Party is or shall be deemed to be the agent of the other Party for service of process purposes.

Section 5.12         Litigation Support; Non-Indemnified Claims.

(a)          From and after the Closing, Purchaser and its Affiliates, on the one hand, and Sellers and their Subsidiaries, on the other hand, shall cooperate with each other in the defense or settlement of any Liabilities or Proceedings involving the Neptune Entities or the Business, including the Specified Liabilities, for which the other Party has responsibility under this Agreement, by providing the other Party and such other Party’s legal counsel access to current and former officers, directors, employees, contractors, records, documents, data, equipment, facilities, products and other information as such other Party may reasonably request, to the extent maintained or under the possession or control of such Party and its Affiliates; provided that either Party may restrict the foregoing access or the provision of such information to the extent that:

(i)            applicable Law requires such Party or any of its Affiliates, as applicable, to restrict or prohibit such access or the provision of such information;

(ii)           providing such access or information would breach any obligation of confidentiality to which a Party or any of its Affiliates may be subject;

(iii)          in the case of Sellers or their Subsidiaries restricting such access or the provision of such information, the information relates to the Transaction or the other transactions contemplated by this Agreement or the other Transaction Documents; or

(iv)          providing such access or disclosure of any such information would reasonably be expected to result in the loss or waiver of the attorney–client or other applicable privilege or protection (provided, that such Party and its Affiliates shall use its reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of such privilege or protection).

The requesting Party shall reimburse the other Party for its reasonable out-of-pocket costs and expenses paid to third parties, in each case in performing its obligations under this Section 5.12. The Parties agree that, with respect to any matters that are the subject of Section 6.3, the provisions of Section 6.3 (and not this Section 5.12), shall control.

(b)           From and after the Closing, Purchaser and its Affiliates shall promptly notify Sellers of any Proceeding brought by or against a third party with respect to the Business that would reasonably be expected to affect any rights, properties, assets or Liabilities of the Sellers, including the Specified Liabilities. The provisions of Article IX shall apply to any Third-Party Claim with respect to which any Purchaser Indemnified Party may be entitled to indemnification by Sellers pursuant to Section 9.2. With respect to any other third party Proceeding (“Non-Indemnified Claims”), if such Non-Indemnified Claim would reasonably be expected to affect any rights, properties, assets or Liabilities of Sellers or any of their Subsidiaries, Sellers shall have the right but not the obligation, to participate in the defense or settlement of such Non-Indemnified Claim and to employ separate counsel of its own choosing for such purpose.

Section 5.13          Directors’ and Officers’ Indemnification.

(a)           From and after the Closing, Purchaser shall, and shall cause the Neptune Entities to, indemnify, defend and hold harmless, in each case to the fullest extent permitted under applicable Law, each present and former manager, partner, director and officer of the Neptune Entities (each, a “D&O Indemnified Party”) against any Covered Losses incurred or asserted in connection with any threatened, pending or completed Proceeding, whether civil, criminal, administrative or investigative, based on, arising out of or related to such D&O Indemnified Parties’ service as a manager, partner, director or officer of the Neptune Entities or services performed by such Persons at the request of the Neptune Entities at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing (a “D&O Indemnifiable Claim”), including, for the avoidance of doubt, in connection with (i) the Transaction and the other transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any D&O Indemnified Party. In addition, from and after the Closing, Purchaser shall, and shall cause the Neptune Entities to, advance to each D&O Indemnified Party all Covered Losses incurred or asserted in connection with any D&O Indemnifiable Claim (including in circumstances where Purchaser or the Neptune Entities has assumed the defense of such claim) promptly after receipt of reasonably detailed statements therefor; provided, however, that the Person to whom Covered Losses are to be advanced provides an undertaking to repay such advances if it is ultimately determined by a final and non-appealable Judgment of a court of competent jurisdiction that such Person is not entitled to indemnification.

(b)          Prior to the Closing, Neptune Parent may obtain “tail” insurance policies for the extension of the D&O Indemnified Parties’ coverage under the existing directors’ and officers’ liability insurance policies of Sellers and their Subsidiaries for a claims reporting or discovery period of at least six (6) years from and after the Closing from insurance carriers with the same or better credit rating as the applicable insurance carriers as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary and employment practices liability insurance (collectively, “D&O Insurance”) with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable in the aggregate to the D&O Indemnified Parties as the applicable existing policies with respect to any matters that existed or occurred at or prior to the Closing (including in connection with this Agreement and the transactions or actions contemplated by this Agreement).

(c)          The obligations of Purchaser under this Section 5.13 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the express written consent of such affected D&O Indemnified Party. The rights of the D&O Indemnified Parties under this Section 5.13 shall be in addition to any rights such D&O Indemnified Parties may have under the Organizational Documents of the Neptune Entities, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Closing and rights to advancement of expenses relating thereto now existing in favor of any D&O Indemnified Party as provided in the Organizational Documents of the Neptune Entities or any indemnification agreement between such D&O Indemnified Party and the Neptune Entities shall survive the Closing and shall not be terminated, amended, repealed or otherwise modified in any manner that would adversely affect any right of any such D&O Indemnified Party without the consent of such D&O Indemnified Party and his or her heirs and legal representatives.

Section 5.14         Purchaser Financing; Financing Cooperation.

(a)          On or prior to the Closing Date, Purchaser shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain funds sufficient to fund any amount payable by Purchaser (or its Affiliates) in connection with the transactions contemplated by this Agreement, including the Closing Purchase Price, the Final Purchase Price, any other amounts payable by Purchaser (or its Affiliates) under any Transaction Document, and the payment of all of Purchaser’s and its Affiliates’ costs and expenses incurred in the evaluation, negotiation and execution of the Transaction and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Purchaser shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing contemplated by the Commitment Letters on or prior to the Closing Date on the terms and conditions described in the Commitment Letters, including:

(i)            using reasonable best efforts to negotiate and enter into definitive debt financing agreements on the terms and conditions contemplated by the Debt Commitment Letter (including, if necessary, any “flex” provisions) (the “Definitive Debt Financing Agreements”);

(ii)           maintaining in effect the Commitment Letters and any Definitive Debt Financing Agreements and complying with its obligations under the Commitment Letters and any Definitive Debt Financing Agreements; and

(iii)          satisfying on a timely basis, and in a manner that will not impede the ability of the Parties to consummate the Transaction promptly upon the Closing Date, all conditions to the funding of the Financing set forth in the Commitment Letters and the Definitive Debt Financing Agreements.

In the event that all conditions contained in any Commitment Letter or the Definitive Debt Financing Agreements (other than, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied, Purchaser shall use reasonable best efforts to cause the Debt Financing Sources thereunder or any of the Purchaser Sponsors, as applicable, to comply with their respective obligations, including to fund the Financing and to pay related fees and expenses on the Closing Date. Purchaser shall comply with its obligations, and enforce its rights, under the Commitment Letters and Definitive Debt Financing Agreements in a timely and diligent manner. Purchaser shall keep Sellers informed on a regular and current basis and in reasonable detail of the status of its efforts to arrange the Financing contemplated by the Commitment Letters and any other financing and shall give Neptune Parent prompt notice of (x) any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing contemplated by the Commitment Letters or (y) any breach by any party to the Commitment Letters or Definitive Debt Financing Agreements of which Purchaser has become aware that could prevent, delay or impede the consummation of the Transaction, the Debt Financing or the other transactions contemplated by this Agreement.

(b)          Prior to the Closing, Purchaser shall not, and shall cause its Affiliates not to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Commitment Letters or Definitive Debt Financing Agreements without Sellers’ prior written consent; provided that Purchaser may, without Sellers’ prior written consent:

(i)            enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter or Definitive Debt Financing Agreements that would not, and would not reasonably be expected to, (A) reduce the amount of the Debt Financing contemplated by the Debt Commitment Letter, (B) adversely affect the ability of Purchaser to enforce its rights against any other party to the Debt Commitment Letter or the Definitive Debt Financing Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date of this Agreement, or (C) prevent, delay or impede the consummation of the Transaction, the Debt Financing or the other transactions contemplated by this Agreement; and

(ii)           amend, replace, supplement or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, so long as any such addition would not reasonably be expected to prevent, delay or impede the consummation of the Transaction, the Debt Financing or the other transactions contemplated by this Agreement;

but only, with respect to clauses (i) and (ii), to the extent doing so would not impose new or additional conditions precedent or expand any existing condition precedent to the receipt and availability of the Debt Financing. Upon any such amendment, replacement, supplement, modification or waiver, the terms “Debt Commitment Letter” and “Definitive Debt Financing Agreement” shall mean the Debt Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, replaced, supplemented or modified. Purchaser shall promptly deliver to Sellers copies of any such amendment, replacement, supplement or other modification of the Debt Commitment Letter and/or any such waiver of a provision of the Debt Commitment Letter.

(c)          If all or any portion of the Debt Financing becomes unavailable, or the Debt Commitment Letter or any of the Definitive Debt Financing Agreements are withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, then Purchaser shall

(i)            use reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing in an amount sufficient (together with the remaining Financing, if any, and available cash of Purchaser and its Subsidiaries) to consummate the transactions contemplated by this Agreement and pay the Closing Purchase Price, the Final Purchase Price and any other amounts due from Purchaser under this Agreement or under any other Transaction Document; and

(ii)           promptly notify Sellers of such unavailability and the reason for such unavailability.

In the event any alternative financing is obtained in accordance with this Section 5.14(c) (“Alternative Financing”), references in this Agreement to the “Debt Financing” shall also be deemed to refer to such Alternative Financing, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Debt Commitment Letter” and the “Definitive Debt Financing Agreements” shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Purchaser pursuant to this Section 5.14 shall be applicable thereto to the same extent as Purchaser’s obligations with respect to the Debt Financing.

(d)          Sellers’ Cooperation.

(i)           Before the Closing, Sellers shall use reasonable best efforts, and shall cause the Neptune Entities and the Subsidiaries of the Neptune Entities to use reasonable best efforts, and each of the Sellers and the Neptune Entities shall use their reasonable best efforts to cause their respective Representatives to, provide such cooperation as is reasonably requested by Purchaser, is necessary in connection with the Debt Financing and is customarily provided for borrowers in financings of the type contemplated by the Debt Commitment Letter, including using reasonable best efforts to:

(A)          furnish Purchaser and its Debt Financing Sources with such historical financial and other pertinent information regarding the Neptune Entities reasonably requested by Purchaser or its Debt Financing Sources to consummate the Debt Financing and customary to be included in marketing materials (all such information in this clause (i), the “Required Information”); provided, that the Required Information shall not include, and Purchaser shall be responsible for, any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing;

(B)          furnish the Purchaser and its Debt Financing Sources with the (i) audited balance sheet, statement of income and statement of cash flows for the Business for the fiscal year ending December 31, 2019 (by not later than March 31, 2020) and (ii) unaudited interim balance sheet, statement of income and statement of cash flows for the Business for each fiscal quarter following the date hereof (by not later than forty-five (45) days after the end of such fiscal quarter);

(C)           furnish to the Purchaser all information reasonably required for PricewaterhouseCoopers LLP to complete an updated quality of earnings report for the twelve month period ended September 30, 2019 for the Macdonald, Dettwiler and Associates Corporation segment, in form substantially consistent with the updated report for the twelve (12)-month period ended June 30, 2019;

(D)          cause members of senior management of the Neptune Entities to participate in a reasonable number of meetings, including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing, prospective lender presentations, due diligence sessions and sessions with rating agencies, in each case, in connection with the Debt Financing;

(E)           assist in the preparation of a customary confidential information memorandum for the Debt Financing and other customary marketing materials reasonably deemed necessary by the lead arranger to be used in connection with the syndication thereof;

(F)           facilitate the pledging of assets of the Neptune Entities as collateral for the Debt Financing, provided that no pledge shall be operative until the Closing;

(G)          permit the Debt Financing Sources to evaluate and assess the assets of the Neptune Entities for the purpose of establishing collateral arrangements and determining collateral values, to the extent customary and reasonable;

(H)          furnish to Purchaser customary instruments, as reasonably required by the Debt Financing Sources, relating to the release of guarantees incurred, and Liens granted, by the Neptune Entities in respect of any existing Indebtedness of Sellers or their Subsidiaries under the Existing Credit Agreement, which shall not be operative until the Closing; and

(I)           at least three (3) Business Days before the Closing Date, provide all documentation and other information about the Neptune Entities as is reasonably requested by the Debt Financing Sources with respect to applicable client identification and anti-money laundering rules and regulations; provided that the request by Purchaser for such information is received by the Sellers at least ten (10) Business Days before the Closing Date;

(ii)           Notwithstanding the foregoing, neither Sellers nor any of their Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.14(d):

(A)          that would require Sellers, their Subsidiaries or any other Persons who are directors or officers of Sellers or their Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing or to execute or deliver any opinion or agree to any change or modification of any existing opinion;

(B)          that would require Sellers, their Subsidiaries (other than any Neptune Entity) or any other Persons to execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement;

(C)          that would require any Neptune Entity to execute or deliver any certificate, document, instrument or agreement, or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, prior to the Closing (it being understood that no obligations of any Neptune Entity under any certificate, document, instrument or agreement delivered pursuant to this Section 5.14(d) shall be required to be effective prior to the Closing);

(D)          that would cause Sellers or any of their Subsidiaries to breach any representation or warranty in this Agreement;

(E)           that would require Sellers or any of their Subsidiaries to pay any commitment or other similar fee or incur any other expense, Liability or obligation in connection with the Debt Financing;

(F)           that could cause any director, officer or employee or stockholder of Sellers or any of their Subsidiaries to incur any personal Liability;

(G)          that could reasonably be expected to conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, any of their respective Organizational Documents, or any applicable Law or Contracts;

(H)          that provides access to or discloses information that Sellers or any of their Subsidiaries determines would jeopardize any attorney–client privilege of Sellers or any of their Subsidiaries;

(I)           other than to the extent expressly required by Section 5.14(d)(i)(B) above, to prepare (x) any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice or (y) any projections or pro forma financial statements; or

(J)           that would, in the reasonable opinion of Neptune Parent, disrupt or interfere with the ongoing operations of their or their Subsidiaries’ businesses (including the Business).

Nothing contained in this Section 5.14(d) or otherwise shall require Sellers or any of their Subsidiaries (other than any Neptune Entity) to be an issuer or other obligor with respect to the Debt Financing or require any Neptune Entity to be an issuer or other obligor with respect to the Debt Financing prior to the Closing. Purchaser shall, promptly upon request by Sellers, reimburse Sellers and their Subsidiaries for all reasonable and documented out-of-pocket costs incurred by any of them or their respective Representatives in connection with fulfilling their respective obligations pursuant to this Section 5.14(d) (including reasonable attorneys’ fees). Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the provisions contained in this Section 5.14(d) represent the sole obligations of Sellers and any of their Subsidiaries and any of their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Purchaser or any of its Affiliates with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Transaction Documents shall be deemed to expand or modify such obligations, and the failure of Sellers or any of their Subsidiaries (or any of their respective Representatives) to comply with the provisions set forth in this Section 5.14(d) shall not be taken into account in determining whether any condition to the Closing set forth in Article VII shall have been satisfied. Purchaser shall indemnify, defend and hold harmless Sellers, their Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with the Financing or any other financing by Purchaser or any of its Affiliates (including the arrangement thereof) and any information used in connection therewith (other than information provided to Purchaser in writing by Sellers for inclusion in any offering materials relating to the Debt Financing). The reimbursement and indemnification obligations of Purchaser set forth in this Section 5.14(d) are referred to, collectively, as the “Reimbursement Obligations.”

(e)          Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letters) by or to Purchaser or any of its Affiliates or any other financing transaction be a condition to any of Purchaser’s obligations hereunder.

(f)           The Sellers acknowledge that, in connection with the Debt Financing, the Purchaser may have confidential discussions concerning this Agreement or the Transaction with the Debt Financing Sources, rating agencies, prospective lenders and each of their agents and advisors (collectively “Financing Parties”) during syndication of the Debt Financing (including any replacement or alternative financing) and that confidential or otherwise non-public information may be provided to such Financing Parties. The Sellers hereby consent to the Purchaser and its affiliates and representatives having such discussions and providing such information, provided that such Financing Parties agree, for the benefit of Sellers and their Subsidiaries, to keep any information concerning the Neptune Entities and the Sellers confidential on terms and conditions substantially similar to those agreed by the Purchaser in its own Confidentiality Agreement with the Sellers (including by way of customary “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda).

(g)          As promptly as practicable following the execution of this Agreement, Purchaser will take such steps, and do such things, as shall be necessary or advisable to cause the Equity Commitment Letters to be amended to reflect that Purchaser is a British Columbia corporation, it being understood that the statement in the Equity Commitment Letters that Purchaser is an Ontario corporation is a typographical error and that Purchaser is the intended party to the Equity Commitment Letters. Purchaser will provide copies of the corrected Equity Commitment Letters to the Sellers promptly upon correction.

Section 5.15          Pre-Closing Reorganization.

(a)          Subject to Section 5.15(b), Sellers agree that, upon request of Purchaser, Sellers shall use their reasonable best efforts to (i) perform such reorganizations of the corporate structure, capital structure, business, operations and assets of the Neptune Entities or such other transactions Purchaser may request prior to the Closing Date, acting reasonably (each a “Pre-Closing Reorganization”), and (ii) cooperate with Purchaser and its advisors to determine the nature of the Pre-Closing Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(b)          Sellers and its Subsidiaries will not be obligated to participate in any Pre-Closing Reorganization under Section 5.15(a) unless such Pre-Closing Reorganization in the opinion of Sellers, acting reasonably:

(i)	would not result in any Taxes being imposed on Sellers or their respective Subsidiaries (other than the Neptune Entities), or any adverse Tax consequences to the Sellers or their Subsidiaries (other than the Neptune Entities) incrementally greater than the Taxes to such party (determined without taking into account any Tax attributes of Seller or such Subsidiaries) in connection with the consummation of the Transaction if such Pre-Closing Reorganization was not performed;

(ii)	is not prejudicial to Sellers in any material respect;

(iii)	does not require Sellers to proceed absent any required consent of any third party (including any Regulatory Approval);

(iv)	does not unreasonably interfere with Sellers’s material operations prior to the Closing;

(v)	does not require Sellers or its Subsidiaries to contravene any Contract, Regulatory Approval or applicable Laws, or their organizational documents;

(vi)	does not impair, prevent or delay the Closing;

(vii)	can be completed immediately prior to the Closing; and

(viii)	shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favor under this Agreement and shall have confirmed in writing that it is prepared, and able, to promptly and without condition proceed to effect the Closing.

(c)          Sellers and its Subsidiaries will also not be obligated to participate in any Pre-Closing Reorganization under Section 5.15(a) unless, if such Pre-Closing Reorganization could trigger any condition in favor of the Debt Financing Sources or otherwise cause the Debt Financing to become unavailable, the amount thereof to be reduced or the receipt of proceeds thereof to be delayed, such Pre-Closing Reorganization is expressly consented to in writing by each of the Debt Financing Sources pursuant to one or more consents, waivers or other agreements (and which consent, waiver or agreement shall, without limiting the foregoing, expressly waive the condition set forth in clause (g) under “Conditions Precedent to Closing and Initial Funding of the Credit Facilities” on the term sheet attached to each Debt Commitment Letter (as in effect on the date hereof) (or, if any Debt Commitment Letter has been amended or replaced in accordance with the terms of this Agreement, all similar conditions in any such amended or replaced Debt Commitment Letter)) in form and substance reasonably acceptable to Sellers.

(d)          Unless the Transaction is not completed due to a breach by Sellers of the terms and conditions of this Agreement, Purchaser agrees that it will be responsible for all reasonable costs and expenses and losses associated with any Pre-Closing Reorganization, including professional fees and expenses and Taxes (including any Taxes payable on any additional amounts payable in connection with this Section 5.15), to be carried out at its request and shall indemnify and save harmless Sellers and their Affiliates, on an after-Tax basis (determined without taking into account any Tax attributes of Sellers or their respective Subsidiaries), from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Closing Reorganization (including in respect of any unwinding, reversal, modification or termination of a Pre-Closing Reorganization) and that any Pre-Closing Reorganization will not be considered in determining whether a representation or warranty of Sellers under this Agreement has been breached (including where any such Pre-Closing Reorganization requires the consent of any third party under a Contract). If the Transaction is not completed (other than due to a breach by Sellers of the terms and conditions of this Agreement), Purchaser shall reimburse Sellers forthwith for all reasonable fees and expenses (including any professional fees and expenses and Taxes) and losses incurred by Sellers in considering or effecting all or any part of the Pre-Closing Reorganization. Anything in the Agreement to the contrary notwithstanding, the definition of Indebtedness and Working Capital shall exclude any liabilities for Taxes arising in connection with or as a result of any Pre-Closing Reorganization.

Section 5.16          Authorizations. The Parties acknowledge and agree that it is the sole responsibility, cost and expense of Purchaser to amend or transfer any existing Business International Trade Authorizations, or obtain any new Business International Trade Authorizations, needed to operate the Business after the Closing. For the avoidance of doubt, in no event shall Purchaser be permitted to operate under Sellers’ or its Subsidiaries’ Business International Trade Authorizations to the extent such Business International Trade Authorizations have not been transferred to Purchaser or Purchaser has not obtained new Business International Trade Authorizations.

Section 5.17          Directorate of Defense Trade Controls Notification. Sellers and Purchaser shall, or shall cause their applicable Affiliates to, submit any necessary filings to the Directorate of Defense Trade Controls of the United States Department of State (“DDTC”), including, if appropriate, (a) a sixty (60)-day pre-notification of the sale of an ITAR Registrant pursuant to Section 122.4(b) of the ITAR; (b) a certification that an ITAR Registration is not required; and (c) a material change notice filed within five (5) days of the Closing pursuant to Section 122.4(a) of the ITAR. Purchaser shall submit the necessary request to DDTC to amend the Business International Trade Authorizations in compliance with DDTC’s guidance.

Section 5.18          RADARSAT Insurance Coverage. Sellers agree to use commercially reasonable efforts to obtain thirty million dollars ($30,000,000) of loss-of-revenue insurance coverage (in addition to the coverage provided by the RADARSAT Insurance Policy in effect as of the date hereof) for a potential RADARSAT-2 Failure (the “Additional Coverage”) pursuant to an Additional RADARSAT Insurance Policy and Purchaser shall (i) cooperate with Sellers with respect to Sellers’ procurement of the Additional Coverage and (ii) reimburse the Sellers for the full amount of the insurance premium (and related costs and expenses) payable to the applicable insurer with respect to the Additional Coverage (the “Additional Coverage Premium Amount”) by adding the applicable amount to the Closing Purchase Price. In addition, the Seller shall maintain the RADARSAT Insurance Policy until Closing. For the avoidance of doubt, the failure to obtain the Additional Coverage shall not, in and of itself, be taken into account with respect to whether any condition to the Closing set forth in Article VII shall have been satisfied.

Section 5.19          RADARSAT Insurance Proceeds. Sellers agree to transfer any RADARSAT Insurance Proceeds actually received by any Seller (or any of their respective Affiliates, other than the Neptune Entities) to a Neptune Entity (or, in the case of RADARSAT Insurance Proceeds received after the Closing Date, to an account designated by the Purchaser), and will cause any such amounts to be held in an account of the applicable Neptune Entity at the Closing.

Section 5.20          Intellectual Property Cross-License. Sellers and the Purchaser shall use best commercial efforts to complete, to the greatest extent possible, the list of Specified Projects under the Intellectual Property Cross-License.

Article VI
CERTAIN TAX MATTERS

Section 6.1            Purchase Price Allocation. For applicable income Tax purposes, Sellers and Purchaser agree to (and agree to cause their respective Affiliates to) allocate the Purchase Price (as finally determined pursuant to Section 2.5), and any other items treated as consideration for such Tax purposes, among the Purchased Entity Interests in accordance with applicable Tax law (the “Purchase Price Allocation”). No later than thirty (30) days after the date on which the Purchase Price is finally determined pursuant to Section 2.5, Sellers shall deliver to Purchaser a proposed Purchase Price Allocation, together with an explanation containing sufficient detail to allow the Purchaser to evaluate the Sellers’ proposed Purchase Price Allocation. If Purchaser disagrees with the Sellers’ Purchase Price Allocation, Purchaser may, within fifteen (15) days after delivery of the Sellers’ Purchase Price Allocation, deliver a notice (“Purchaser’s Allocation Notice”) to Sellers to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation. If Purchaser’s Allocation Notice is duly and timely delivered, Sellers and Purchaser shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the Purchase Price Allocation. The Purchase Price Allocation, as prepared by Sellers if no Purchaser’s Allocation Notice has been timely given or as adjusted pursuant to any agreement between Sellers and Purchaser (the “Allocation”), shall be conclusive and binding on the Parties; provided, that if Sellers and Purchaser are unable to reach agreement on any disputed items, the portions of the Purchase Price Allocation that remains in dispute after the twenty (20) days shall not be binding on the Parties (and shall not form part of the Allocation). The Allocation shall be adjusted, as necessary, to reflect any subsequent payments treated as adjustments to the Purchase Price pursuant to Section 6.2. Any such adjustment (or component thereof) shall be allocated to the Purchased Entity Interests which such adjustment is attributable. Neither Sellers nor Purchaser shall (and each shall cause its respective Affiliates not to) take any position inconsistent with the Allocation on any Tax Return or in connection with any Tax Proceeding, except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law).

Section 6.2            Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Sellers, Purchaser, the Neptune Entities and their respective Affiliates shall treat any and all payments under Section 2.5 and Article IX as an adjustment to the Purchase Price for Tax purposes.

Section 6.3            Cooperation and Exchange of Information.

(a)           Each Party shall, and shall cause its Affiliates to, provide to the other Party to this Agreement such reasonable cooperation, documentation and information relating to the Neptune Entities and the Business as either of them may request that is reasonably necessary in (i) preparing and filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability or indemnity obligation for Taxes or a right to refund of Taxes (including, in each case, pursuant to this Agreement and for purposes of determining any Liability with respect to Section 951 and Section 951A of the Code), (iii) preparing any financial statement in relation to Taxes, or (iv) conducting any Tax Proceeding or other claim or proceeding in respect of Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers (and providing Sellers a reasonable opportunity to review and comment on the determination of any Tax Liability with respect to Section 951 and Section 951A of the Code for which Sellers may be liable), relevant documents relating to relevant rulings or other relevant determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of relevant property and other relevant information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its own cost to provide an explanation of any documents or information so provided. Any Party requesting assistance under this Section 6.3(a) agrees to bear all reasonable out-of-pocket expenses paid to third parties by the Party providing such assistance.

(b)           Purchaser shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the Neptune Entities for their respective Tax periods (or portions thereof) ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate and (y) seven (7) years following the due date (without extension) for such Tax Returns. Thereafter, Purchaser may dispose of them after offering Sellers reasonable notice and opportunity to take possession of such Tax Returns and other documents (provided that any such notice must in any event be made in writing at least sixty (60) days prior to such disposition). Notwithstanding anything to the contrary in this Agreement, access to and the retention of all Tax Returns, work papers and other documents and records relating to, and cooperation and procedures with respect to, Tax matters with respect to the Neptune Entities shall be governed by this Article VI and the provisions of Section 5.4 shall not apply.

Section 6.4            Post-Closing Tax Covenants.

(a)           Purchaser shall not, and shall not cause or permit any of its Affiliates (including the Neptune Entities after the Closing) to (i) make any election under Section 338 or 336(e) of the Code with respect to the acquisition of any Neptune Entity pursuant to this Agreement, except at Sellers’ written request, Purchaser shall make (and shall cause its relevant Affiliates to make) an election under Section 338(g) of the Code with respect to the acquisition of any Neptune Entity that is characterized as a foreign corporation for U.S. federal income tax purposes and designated in such written request (together, such elections, the “Section 338(g) Elections” and, each such entity for which a Section 338(g) Election is made, a “Section 338(g) Subsidiary”), (ii) other than the Section 338(g) Elections, make, change or revoke any Tax election (including any entity classification election pursuant to Treasury Regulation Section 301.7701-3) with respect to the Neptune Entities or the Business, which election would be effective on or prior to the Closing Date or (iii) prior to the end of the taxable year that includes the Closing Date, (A) liquidate, dissolve, convert to a “disregarded entity,” or merge Neptec USA Inc., or (B) sell, assign, convey, dispose of or otherwise transfer the stock of Neptec USA Inc., outside the group of Neptune Entities.

(b)           With respect to any of the Neptune Entities that is characterized as a foreign corporation for U.S. federal income Tax purposes (other than any Section 338(g) Subsidiary), from the date of the Closing through the end of the taxable period of such entity that includes the Closing Date, Purchaser shall not, and shall cause its Affiliates (including the Neptune Entities) not to, (i) take any action outside the ordinary course of business that could reasonably be expected to increase Sellers’ (or any Subsidiary of Sellers’) pro rata share of amounts determined under Section 951(a)(1) or 951A(a) of the Code or (ii) enter into any extraordinary transaction with respect to such Neptune Entities or otherwise take any action or enter into any transaction that would be considered under the Code to constitute the payment of an actual or deemed dividend by such Neptune Entity, including pursuant to Section 304 of the Code, or that would otherwise result in a diminution of foreign tax credits that, absent such transaction, may be claimed by Sellers or any of their Subsidiaries.

Section 6.5            Intentionally Deleted.

Article VII
CONDITIONS PRECEDENT

Section 7.1            Conditions to Each Party’s Obligations to Close. The respective obligations of Sellers and Purchaser to effect the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by each Seller and Purchaser, at or prior to the Closing, of the following conditions:

(a)           Regulatory Approvals. (i) Any waiting period applicable to the Transaction under the HSR Act shall have expired or been terminated; (ii) the CFIUS Approval shall have been obtained; (iii) any waiting period applicable to any filing made pursuant to Section 5.17(a) or Section 5.17(b) shall have expired or been terminated; and (iv) the other Regulatory Approvals specified in Section 7.1(a)(iv) of the Seller Disclosure Schedules shall have been obtained (the approvals described in this Section 7.1(a), collectively, the “Required Regulatory Approvals”).

(b)           No Injunctions or Restraints. No Judgment shall have been entered and remain in effect, and no Governmental Entity shall have issued, promulgated, enforced or entered any Law that is or remains in effect, in each case, which enjoins or prevents the consummation of the Transaction (a “Legal Restraint”).

Section 7.2            Conditions to Obligations of Purchaser to Close. The obligation of Purchaser to effect the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by Purchaser, at or prior to the Closing, of the following additional conditions:

(a)           Representations and Warranties. (i) The representations and warranties of Sellers set forth in Section 3.1 (Organization, Standing and Power), the first two sentences of Section 3.2 (Capitalization of the Neptune Entities), the first sentence of Section 3.3 (Authority; Execution and Delivery; Enforceability) and Section 3.20 (Brokers) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, except that representations and warranties that are made as of a specific date shall be tested only on and as of such date, (ii) the representations and warranties of Sellers contained in Section 3.7 (Absence of Business Material Adverse Effect) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, and (iii) the representations and warranties of the Sellers contained in Article III, other than the representations and warranties of Sellers referred to in clauses (i) and (ii) above, (disregarding any “Business Material Adverse Effect,” “material” or “in all material respects” qualifications) shall be true and correct as of the Closing Date as if made on and as of the Closing Date (except that representations and warranties that are made as of a specific date shall be tested only on and as of such date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Business Material Adverse Effect.

(b)           Performance of Obligations of Sellers. The covenants and agreements of Sellers to be performed or complied with on or before the Closing Date in accordance with this Agreement shall have been performed or complied with in all material respects.

(c)           Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Neptune Parent by an executive officer of Neptune Parent, stating that the conditions specified in Sections 7.2(a) and 7.2(b) have been satisfied.

Section 7.3            Conditions to Obligations of Sellers to Close. The obligation of Sellers to effect the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by each Sellers, at or prior to the Closing, of the following additional conditions:

(a)           Representations and Warranties. (i) The representations and warranties of Purchaser contained in Section 4.1 (Organization, Standing and Power), Section 4.2 (Authority; Execution and Delivery; Enforceability), Section 4.4(i) (Solvency) and Section 4.11 (Brokers) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, except that representations and warranties that are made as of a specific date shall be tested only on and as of such date, and (ii) the representations and warranties of Purchaser contained in Article IV, other than the representations and warranties of Sellers referred to in clause (i) above, (disregarding any “Purchaser Material Adverse Effect,” “material” or “in all material respects” qualifications) shall be true and correct as of the Closing Date as if made on and as of the Closing Date (except that representations and warranties that are made as of a specific date shall be tested only on and as of such date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b)           Performance of Obligations of Purchaser. The covenants and agreements of Purchaser to be performed or complied with on or before the Closing Date in accordance with this Agreement shall have been performed or complied with in all material respects.

(c)           Officer’s Certificate. Sellers shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Sections 7.3(a) and 7.3(b) have been satisfied.

Article VIII
TERMINATION; EFFECT OF TERMINATION

Section 8.1            Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)           by mutual written consent of Neptune Parent and Purchaser;

(b)           by Neptune Parent, if Purchaser shall have breached any of its representations and warranties contained in Article IV or Purchaser shall have breached any of its covenants or other agreements contained in this Agreement, and such breach (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) is incapable of being cured prior to the Outside Date or, if capable of being cured prior to the Outside Date, has not been cured by the earlier of (x) the date that is thirty (30) days after the date that Neptune Parent has notified Purchaser of such failure or breach and (y) the Outside Date; provided that Sellers are not then in breach of any of their representations, warranties, covenants or agreements contained in this Agreement such that such breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(c)           by Purchaser, if Sellers shall have breached any of their representations and warranties contained in Article III or Sellers shall have breached any of their covenants or other agreements contained in this Agreement, and such breach (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) is incapable of being cured prior to the Outside Date or, if capable of being cured prior to the Outside Date, has not been cured by the earlier of (x) the date that is thirty (30) days after the date that Purchaser has notified Sellers of such failure or breach and (y) the Outside Date; provided that Purchaser is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(d)           by Neptune Parent or by Purchaser, subject to Section 10.6, if the Closing shall not have occurred on or prior to 5:00 p.m., New York City time, on June 29, 2020 (such date, as it may be extended pursuant to this Section 8.1(d), the “Outside Date”); provided that, if the conditions set forth in Section 7.1(a) or Section 7.1(b) have not been satisfied by noon, New York City time, on the third (3rd) Business Day prior to such date, then either Party may, by written notice to the other Party, extend such date to 5:00 p.m., New York City time, on September 29, 2020; provided further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any Party whose failure to perform any covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(e)           by Neptune Parent if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that, by their terms, are to be satisfied at the Closing), (ii) Neptune Parent has confirmed that Sellers stand ready, willing and able to consummate the Closing and (iii) Purchaser has failed to consummate the Closing by the date the Closing should have occurred pursuant to Section 2.3 (including because of the failure to receive the proceeds of the Debt Financing).

In the event of termination by Neptune Parent or Purchaser pursuant to this Section 8.1, written notice of such termination shall be given by the terminating Party to the other Party in accordance with Section 10.5.

Section 8.2            Effect of Termination. If this Agreement is terminated and the Transaction is abandoned as described in Section 8.1, this Agreement shall become null and void and of no further force and effect, except that the second sentence of Section 5.1(d), Section 5.3, Section 5.5, the Reimbursement Obligations, this Section 8.2, Section 8.3 and Article X shall survive the termination of this Agreement. Notwithstanding the foregoing, (a) nothing herein shall be deemed to impair the right of a Party to compel specific performance in accordance with Section 10.6 (subject to the limitations set forth therein) by the other Party of its obligations under this Agreement and (b) subject to Section 8.3(c) in circumstances where this Agreement has been terminated and the Reverse Termination Fee has been paid in accordance with Section 8.3, nothing in this Agreement shall release any Party from any Liability for willful breach by such Party of the terms and provisions of this Agreement occurring prior to such termination.

Section 8.3            Reverse Termination Fee.

(a)           If this Agreement is terminated pursuant to Section 8.1(b) or Section 8.1(e), or pursuant to any other provision of Section 8.1 if at the time of or prior to such termination this Agreement was terminable pursuant to Section 8.1(b) or Section 8.1(e) (each of the foregoing termination events, a “Specified Termination”), then, in such case, Purchaser shall, within two (2) Business Days of such Specified Termination, pay to Neptune Parent, in cash by wire transfer of immediately available funds to the account designed by Neptune Parent in writing, fifty-five million dollars ($55,000,000) (the “Reverse Termination Fee”).

(b)           Each Party acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Parties would not enter into this Agreement. If Purchaser fails to promptly pay the Reverse Termination Fee when due, Purchaser will reimburse Neptune Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by Neptune Parent of its rights under this Section 8.3 (collectively, the “Collection Fees and Expenses”) within two (2) Business Days after Neptune Parent provides Purchaser with a notice of such Collection Fees and Expenses. If Purchaser fails to promptly pay any amounts due pursuant to this Section 8.3, Purchaser will pay to Neptune Parent, from the date such payment was required to be paid until the date of actual payment, interest at the Interest Rate on such amounts. The Parties acknowledge that the Reverse Termination Fee will not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Neptune Parent, other than for willful breach of this Agreement, for the disposition of its rights under this Agreement and for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transaction, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, if Purchaser is required by applicable Law to deduct or withhold any Tax from the Reverse Termination Fee, the amount payable by Purchaser under this Section 8.3 shall be increased as necessary so that, after such deduction or withholding has been made (taking into account such deductions and withholdings required in respect of any additional amounts payable under this sentence), Neptune Parent receives an amount equal to the sum it would have received had no deduction or withholding been required in respect of the Reverse Termination Fee. The Parties shall reasonably cooperate to mitigate, to the extent permitted by applicable Law, the amount of any deduction or withholding required in respect of the Reverse Termination Fee.

(c)           Subject to Section 8.2 and except as provided in Section 5.1(d), Section 5.3, Section 5.5, Section 5.14(d)(ii) and Section 8.3(b), in a circumstance in which Neptune Parent effects a Specified Termination and the Reverse Termination Fee is paid in full pursuant to Section 8.3(a), the Reverse Termination Fee shall be the sole and exclusive remedy of Sellers against Purchaser, the parties to the Commitment Letters and any of their respective general or limited partners, managers, officers, directors or employees for any loss suffered as a result of such Specified Termination. For the avoidance of doubt, nothing in this Section 8.3(c) shall limit (i) any remedies of Sellers prior to a Specified Termination, including specific performance pursuant to Section 10.6, or (ii) any of Purchaser’s obligations under or remedies available to Sellers with respect to the Confidentiality Agreement, whether in equity or at Law, in contract, tort or otherwise.

Article IX
INDEMNIFICATION

Section 9.1            Survival. The representations, warranties, covenants and agreements of the Parties contained in this Agreement, and in any certificate delivered pursuant to this Agreement, shall terminate upon the Closing, it being understood and agreed that the Purchased Entity Interests, the Neptune Entities and Business are being acquired or assumed, as applicable, by Purchaser without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis and, as such, neither Purchaser nor its Representatives, including the Neptune Entities, shall have recourse under this Agreement following the consummation of the Closing for any breach of or inaccuracy in any such representation or warranty or any breach or nonfulfillment of a covenant, condition or agreement required to be performed or fulfilled prior to the consummation of the Closing; provided that the covenants and agreements of the Parties that by their terms provide for indemnification or reimbursement or allocate fees, payments, costs or expenses as between the Parties, or that by their terms are required to be performed or fulfilled at or after the consummation of the Closing, shall so survive the consummation of the Closing in accordance with their respective terms.

Section 9.2            Indemnification by Sellers. Subject to the provisions of this Article IX, effective as of and after the Closing, Sellers shall jointly and severally indemnify, defend and hold harmless Purchaser and its Affiliates (including, following the Closing, the Neptune Entities) (collectively, the “Purchaser Indemnified Parties”) from and against any and all Covered Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or resulting from any item set forth on Section 9.2 of the Seller Disclosure Schedule (a “Specified Liability”).

Section 9.3            Indemnification by Purchaser. Subject to the provisions of this Article IX, effective at and after the Closing, Purchaser shall indemnify, defend and hold harmless Sellers and their Subsidiaries (collectively, the “Seller Indemnified Parties”) from and against any and all Covered Losses actually incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of or resulting from:

(a)           any inaccuracy in or breach of any of the representations and warranties of the Purchaser contained in this Agreement, or in any certificate delivered by or on behalf of the Purchaser pursuant to this Agreement and

(b)           any Pre-Closing Reorganization.

Section 9.4            Procedures.

(a)           A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the Party liable (or who may be liable) for such indemnification (the “Indemnifying Party”) in writing upon becoming aware of a claim or a possible claim against an Indemnified Party in respect of which such Indemnified Party may seek indemnity pursuant to this Agreement (including a claim or possible claim by a third party against the Indemnified Party, such claim or possible claim by a third party being a “Third-Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand and the Covered Losses incurred or suffered as a result thereof; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX, except to the extent that the Indemnifying Party suffers actual loss or prejudice as a result of such failure or delay.

(b)          Upon receipt of a notice of a Third-Party Claim for indemnity from an Indemnified Party pursuant to Section 9.2 or Section 9.3:

(i)            The Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third-Party Claim, to assume the defense and control of such Third-Party Claim (at the expense of such Indemnifying Party). Notwithstanding an election to assume the defense of such Third-Party Claim, the Indemnified Party shall have the right to employ one separate co-counsel and to participate in the defense as counsel of record, if applicable, in such Proceeding, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (A) there exists a material conflict of interest, as advised by outside counsel for the Indemnified Party, between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third-Party Claim in which both the Indemnified Party and Indemnifying Party are defendants, that would make representation by the same counsel or the counsel selected by the Indemnifying Party inappropriate, (B) such Third-Party Claim seeks an injunction or other equitable relief against the Indemnified Party or (C) such Third-Party Claim is related to or otherwise arises in connection with any criminal or regulatory enforcement Proceeding. In any other event not set forth in the preceding sentence, the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense.

(ii)           If the Indemnifying Party does not assume the defense and control of any Third-Party Claim pursuant to this Section 9.4(b), the Indemnified Party will be entitled to control such defense in a reasonably appropriate manner (and the costs of such defense shall be borne by the Indemnifying Party to the extent they constitute Covered Losses), but the Indemnifying Party may nonetheless participate in the defense of such Third-Party Claim with its own counsel and at its own expense.

(iii)          Regardless of whether the Indemnifying Party or the Indemnified Party is entitled to control the defense of the Third-Party Claim, each of the Indemnifying Party and the Indemnified Party shall, and shall cause each of its respective Representatives to, reasonably cooperate with the other in the defense of any Third-Party Claim governed by this Article IX, including by furnishing Books and Records, personnel and witnesses, as appropriate for any defense of such Third-Party Claim, and shall keep such Persons informed of all developments relating to any such Third-Party Claims, and provide copies of all relevant correspondence and documentation relating thereto; provided that either party may restrict the provision of such information to the extent that (A) applicable Law requires such party or any of its Representatives, as applicable, to restrict or prohibit the provision of such information, (B) providing such information would breach any obligation of confidentiality to which a party or any of its Representatives may be subject, (C) in the case of Sellers or their Representatives restricting the provision of such information, the information relates to the Transaction or the other transactions contemplated by this Agreement or the other Transaction Documents or (D) providing disclosure of any such information would reasonably be expected to result in the loss or waiver of the attorney–client or other applicable privilege or protection (provided, that such party and its Representatives shall use its reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of such privilege or protection). For the avoidance of doubt, the Indemnifying Party shall reimburse the Indemnified Party for its reasonable internal costs of legal department and IT employees and out-of-pocket expenses paid to third parties, in each case in connection with the Indemnified Party’s cooperation with the Indemnifying Party under this Section 9.4(b)(iii).

(iv)            Other than with respect to any Specified Liability, if the Indemnifying Party has assumed the defense and control of a Third-Party Claim, it shall not be authorized to consent to a settlement or compromise of, or the entry of any Judgment arising from, any Third-Party Claim without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed) unless (A) the Indemnified Party, as a condition to settlement, is given a complete and unconditional release of any and all Liabilities by all relevant parties to such Third-Party Claim, (B) the damages payable under the settlement are limited only to monetary payments for which the Indemnified Party is fully indemnified by the Indemnifying Party (net of any proceeds or Tax Benefits described in Section 9.6) and (C) such Third-Party Claim does not involve any non-monetary relief of any kind (including any injunctive relief) against any Indemnified Party or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party. No Indemnified Party will consent to the entry of any Judgment or enter into any settlement or compromise with respect to a Third-Party Claim without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed).

(c)          Notwithstanding anything to the contrary in this Agreement (including Section 9.4(b)), Sellers shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates (including the Neptune Entities) will be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Sellers or any of their Affiliates (other than the Neptune Entities) or (ii) any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which Sellers or any of their Affiliates (other than a Neptune Entity) is a member (including any Combined Tax Return).

Section 9.5           Exclusive Remedy. From and after the Closing, except (a) for provisions of this Agreement that by their terms provide for indemnification or reimbursement or allocate fees, payments, costs or expenses as between the Parties, (b) the R&W Insurance Policies, (c) as provided in Section 2.5 or Section 5.12 and (d) with respect to any breach or nonfulfillment of any covenant or agreement required to be performed or fulfilled at or following the consummation of the Closing (including equitable relief pursuant to Section 10.6 with respect to any of the foregoing), the indemnification provisions of this Article IX will be the sole and exclusive remedies of Sellers and Purchaser and their respective Affiliates arising out of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement (including claims for breach of contract, warranty, tortious conduct (including negligence) and whether predicated on common law, statute, strict liability, or otherwise). Without limiting the generality of the foregoing, each Party irrevocably waives any right of rescission it may otherwise have or to which it may become entitled. Nothing in this Section 9.5 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any Party’s fraud.

Section 9.6           Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Covered Losses shall be decreased by (a) any net Tax Benefit actually realized by the Indemnified Party or its Affiliates in connection with the incurrence of such Covered Loss, net of costs reasonably incurred by the Indemnified Party in connection therewith and (b) any third-party insurance or indemnity, contribution or similar proceeds that have been actually recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification, net of costs reasonably incurred by the Indemnified Party in seeking such collection or indemnity and any increase in premiums as a result of the associated claims (it being agreed that if any such third-party insurance or indemnification, contribution or similar proceeds in respect of such facts are recovered by the Indemnified Party, subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, the amount of any such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made). The Indemnified Party shall use, and cause its Affiliates to use, reasonable best efforts to seek full recovery under all insurance and indemnity, contribution or similar provisions covering such Covered Loss to the same extent as it would if such Covered Loss were not subject to indemnification hereunder; provided that nothing set forth in this Section 9.6 shall require any Indemnified Party to pursue any claim under any such insurance policy prior to pursuing an indemnification claim against the Indemnifying Party. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party to such extent.

Section 9.7           Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement:

(a)          Nothing in this Agreement shall limit any remedy of any Indemnified Party against any Person for fraud.

(b)          Neither Party shall be liable to the other Party or its Affiliates, whether in contract, tort (including negligence and strict liability) or otherwise, at law or in equity for, and Covered Losses shall not include, (i) any consequential, special, incidental, indirect or punitive damages whatsoever, except to the extent awarded against an Indemnified Party pursuant to a Third-Party Claim, and (ii) any lost profits, diminution of value, or damages calculated on multiples of earnings or other metrics approaches.

(c)          No Indemnified Party will be entitled to any indemnification hereunder to the extent that such indemnification would constitute a duplicative payment for the same Covered Losses.

(d)          Neither Party shall have any liability under this Agreement for any Covered Losses to the extent such Covered Losses arise out of or result from the action or failure to act of the other Party or its Affiliates after the Closing, or to the extent otherwise result from circumstances relating principally to the other Party or its Affiliates after the Closing.

(e)          Neither Party (and its respective Affiliates) shall have any liability under this Agreement for any Covered Losses to the extent such Covered Losses arise out of or result from an item for which, and to the extent that, such Party was actually compensated therefor through the Final Purchase Price and the adjustment payments in respect thereof, as finally determined pursuant to Section 2.5.

(f)           The cumulative maximum indemnification obligations for either Party under this Article IX shall not, with respect to each such Party, exceed the Final Purchase Price.

Section 9.8           Mitigation. Each of the Parties shall use its commercially reasonable efforts to mitigate its Covered Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Covered Losses that are indemnifiable hereunder.

Section 9.9           Satisfaction of Claims.

(a)          Once a Covered Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article IX, any amounts owing by the Indemnifying Party shall be satisfied within ten (10) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.

(b)          Purchaser shall use commercially reasonable efforts to make and pursue all claims for indemnification under this Article IX against the R&W Insurance Policies to the extent of its coverage terms and limits.

Article X
GENERAL PROVISIONS

Section 10.1        Entire Agreement. This Agreement (including the Seller Disclosure Schedules and Purchaser Disclosure Schedules) and the other Transaction Documents (including their respective Schedules and Exhibits) and the Confidentiality Agreement constitute the entire agreement and understanding between the Parties with respect to the subject matter of this Agreement, the Transaction Documents and the Confidentiality Agreement and supersede all prior agreements and understandings relating to such subject matter. Neither Party shall be liable or bound to the other Party in any manner by any representations, warranties, covenants or agreements relating to such subject matter, except as specifically set forth in this Agreement, the other Transaction Documents and the Confidentiality Agreement.

Section 10.2        Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or transferred by either Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Any attempted assignment in violation of this Section 10.2 shall be void. Subject to the two preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. In the event Purchaser or any of the Neptune Entities or any of their respective successors or assigns (a) consolidates or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers or conveys all or a majority of its properties, assets or equity interests to any Person, then, in each case proper provision shall be made so that the successors and assigns of Purchaser or the Neptune Entities, as the case may be, shall succeed to the obligations of Purchaser and the Neptune Entities set forth in this Agreement.

Section 10.3        Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by each of the Parties. A term or provision of this Agreement that a Party was or is obligated to comply with or perform may only be waived by a written instrument signed by the other Party. A waiver or failure to insist on strict compliance on a term or provision of this Agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance of such term or provision of this Agreement.

Section 10.4        No Third-Party Beneficiaries. Except with respect to: (a) the D&O Indemnified Parties solely with respect to Section 5.13, (b) the Purchaser Indemnified Parties and the Seller Indemnified Parties solely with respect to Article IX, (c) the express beneficiaries of the Reimbursement Obligations or (d) Affiliates of the Parties, to the extent provisions of this Agreement are expressly for the benefit of such Affiliates, each Party agrees that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth in this Agreement. Each of the Persons described in clauses (a) through (d) of the immediately preceding sentence is and will be an express third-party beneficiary with respect to the applicable Section(s) or Article(s) specified in clauses (a) through (d) of the immediately preceding sentence, and may enforce this Agreement with respect to such Section(s) or Article(s).

Section 10.5        Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of an email transmission (receipt confirmation requested), and shall be directed to the address set forth below (or at such other address or email address as such Party shall designate by like notice):

(a)	if to Purchaser, to:

Neptune Acquisition Inc.
135 Yorkville Avenue, 9th Floor
Toronto, ON M5R 0C7
	Attention:	Andrew Lapham
	Email:	alapham@npcapital.com

with a copy (which shall not constitute notice) to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7
	Attention:	Neill May and Emily Ting
	Email:	nmay@goodmans.ca and eting@goodmans.ca

(b)	if to Sellers, to:

Maxar Technologies Inc.
130 W. 120th Avenue
Westminister, Colorado
	Attention:	James C. Lee
	Email:	jim.lee@maxar.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	Adam O. Emmerich
John L. Robinson
	Email:	AOEmmerich@wlrk.com
JLRobinson@wlrk.com

Section 10.6        Specific Performance.

(a)         The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose, and irrevocably waives its right to object to, the granting of an injunction, specific performance or other equitable relief on the basis that the other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such order or injunction or relief. Without limiting the generality of the foregoing, the Parties agree that Sellers will be entitled to specific performance against Purchaser of Purchaser’s obligations under Section 5.14. The Parties further agree that nothing set forth in this Section 10.6 shall require any Party to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 10.6 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination). If, prior to the Outside Date, any Party brings any Proceeding to specifically enforce the performance of the terms and provisions of this Agreement by any other Party, the Outside Date shall automatically be extended (x) for the period during which such Proceeding is pending, plus twenty (20) Business Days or (y) by such other time period established by the court or other Governmental Entity presiding over such Proceeding, as the case may be.

(b)         Notwithstanding Section 10.6(a), it is agreed that Purchaser’s obligation hereunder to draw down the Equity Financing under the Equity Commitment Letters, including by exercising its rights under the Equity Commitment Letters, and Sellers’ entitlement to specific performance to enforce such obligation of Purchaser and to consummate the Closing, shall be subject to the requirements that:

(i)              all conditions set forth in Section 7.1 and Section 7.2 have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that, by their terms, are to be satisfied at the Closing); and

(ii)             the Debt Financing (or any Alternative Financing in accordance with Section 5.14) has been funded, or would be available to be funded to Purchaser at the Closing if the Equity Financing is funded at the Closing (or, if the Debt Financing (or any such Alternative Financing) has been funded into escrow, such funds have been or would be released from escrow); provided that the limitations set forth in this clause (ii) shall not apply if the failure of the Debt Financing (or any Alternative Financing in accordance with Section 5.14) to be funded or to be available is caused by or has resulted from the breach of any representations, warranty, covenant or agreement of Purchaser, Purchaser Sponsor or the Guarantor (or any Affiliate of the foregoing) under this Agreement, the Commitment Letters or the Guaranty.

Section 10.7        Governing Law and Jurisdiction. This Agreement is for the benefit of the Parties, and shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties irrevocably and unconditionally:

(a)         submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (and, in the case of appeals, appropriate appellate courts therefrom), in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated by this Agreement;

(b)         agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court;

(c)         agrees that it will not bring any Proceeding or arbitration relating to this Agreement or the Transaction or the other transactions contemplated by this Agreement in any court other than the above-named courts;

(d)         agrees that it will not seek to assert by way of motion, as a defense or otherwise, that any such Proceeding (i) is brought in an inconvenient forum, (ii) should be transferred or removed to any court other than one of the above-named courts, (iii) should be stayed by reason of the pendency of some other proceeding in any court other than one of the above-named courts or (iv) that this Agreement may not be enforced in or by the above-named courts; and

(e)         agrees that service of process upon such Party in any such Proceeding will be effective if notice is given in accordance with Section 10.5.

Section 10.8        Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENTS OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT. NO PARTY TO THIS AGREEMENT WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.8. NO PARTY TO THIS AGREEMENT HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.8 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.9        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner so that the Transaction and the other transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.10      Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more such counterparts have been signed by each Party and delivered (by facsimile, electronic mail, or otherwise) to the other Party. Signatures to this Agreement transmitted by facsimile, by electronic mail in “portable document format,” or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures.

Section 10.11      Expenses.

(a)         Except as otherwise provided in this Agreement, whether or not the Closing takes place, and except as set forth otherwise in this Agreement, including Section 5.1(d), all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

(b)         All costs and expenses associated with the R&W Insurance Policies, including to due diligence fees, underwriting, legal and premium costs, applicable surplus lines or premium tax and any other applicable tax, fee or surcharge charged by the insurer and broker related to the R&W Insurance Policies (collectively, the “R&W Insurance Costs”) shall be split evenly between Purchaser and Sellers.

Section 10.12      Non-Recourse. Each Party agrees, on behalf of itself and its Affiliates, that all actions, claims or causes of action that are in respect of or arise under this Agreement or any other Transaction Documents or the transactions contemplated by this Agreement or any other Transaction Documents, any breach or violation of this Agreement or any other Transaction Document or any failure of the transactions contemplated by this Agreement or under any other Transaction Document to be consummated, in each case, may be made only against (and, except with respect to claims by the D&O Indemnified Parties pursuant to Section 5.13, the Indemnified Parties pursuant to Article IX, or the Debt Financing Entities pursuant to Section 10.15, may be made only by) the Persons that are expressly identified as parties to this Agreement or the applicable Transaction Document, in each case, solely as and to the extent specified, and on the terms and subject to the conditions set forth, in this Agreement or in such Transaction Document, as applicable. No other Person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or Representative of, any party to this Agreement or the other Transaction Documents, shall have any liability for any claims or causes of action that are in respect of or arise under this Agreement or any other Transaction Documents or the transactions contemplated by this Agreement or any other Transaction Documents. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, nothing shall impair the right of the Sellers to enforce the Equity Commitment Letters against the parties thereto to cause the Equity Financing to be funded at the Closing.

Section 10.13      Interpretation; Absence of Presumption. It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is or is not material for purposes of this Agreement. Nothing in this Agreement (including the Seller Disclosure Schedules or the Purchaser Disclosure Schedules) shall be deemed an admission by either Party or any of its Affiliates, in any Proceeding, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or Law. For the purposes of this Agreement: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean Canadian dollars; (e) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including without limitation,” unless otherwise specified; (f) the word “or” need not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (i) Sellers and Purchaser have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the Parties or the parties thereto, as applicable, and no presumption or burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents; (j) a reference to any Person includes such Person’s successors and permitted assigns; (k) where used with respect to information, the phrases “delivered” or “made available” means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives, including, in the case of “made available” to Purchaser, material that has been made available in the “data room” (virtual or otherwise) established by Sellers, or otherwise, or has been publicly disclosed or filed by a party with the SEC or CSA and publicly available on EDGAR or SEDAR, as applicable, prior to the date of this Agreement (or the Closing Date, in the case of information required to be delivered or made available prior to the Closing Date); (l) any reference to “days” means calendar days unless Business Days are expressly specified; (m) the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if”; and (n) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

Section 10.14      Waiver of Conflicts; Attorney–Client Privilege.

(a)         Purchaser waives and will not assert, and agrees to cause its Affiliates, including the Neptune Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing, of Sellers, any of their Subsidiaries or any shareholder, officer, employee or director of Sellers or any of their Subsidiaries in any matter involving this Agreement or any other agreements or transactions contemplated hereby or thereby (including matters in which the interests of Sellers or any of their Subsidiaries may be directly adverse to Purchaser and its Affiliates, including the Neptune Entities), by any legal counsel currently representing Sellers or any of their Subsidiaries in connection with this Agreement or any other agreements or transactions contemplated by this Agreement, including Wachtell, Lipton, Rosen & Katz (the “Current Representation”).

(b)         Purchaser waives and will not assert, and agrees to cause its Affiliates, including the Neptune Entities, to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and Sellers, any of their Subsidiaries, or any shareholder, officer, employee or director of Sellers or any of their Subsidiaries relating in any way to the Current Representation; it being the intention of the Parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Sellers and that Sellers, and not Purchaser, its Affiliates or the Neptune Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after the Closing, none of Purchaser, its Affiliates or the Neptune Entities shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Sellers and not of Purchaser, its Affiliates or the Neptune Entities, or to internal counsel relating to the Current Representation, and none of Purchaser, its Affiliates, the Neptune Entities or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process.

Section 10.15      Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Sellers on behalf of themselves and their Subsidiaries:

(a)         agree that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Entities, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the Debt Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof, and each Party irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court;

(b)         agree that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing;

(c)         agree not to bring or support or permit any of their Subsidiaries to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Entity in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(d)         agree that service of process upon Sellers or their Subsidiaries in any such Proceeding shall be effective if notice is given in accordance with Section 10.5;

(e)         irrevocably waive, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court;

(f)          knowingly, intentionally and voluntarily waive to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Debt Financing Entity in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter;

(g)         agree that none of the Debt Financing Entities will have any liability to Sellers or any of their Subsidiaries or Representatives (in each case, other than Purchaser or its Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter, whether in law or in equity, whether in contract or in tort or otherwise; and

(h)         agree that the Debt Financing Entities are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.15, and such provisions and the definitions of “Debt Financing Entities” and “Debt Financing Sources” shall not be amended in any way adverse to the Debt Financing Entities without the prior written consent of the Debt Financing Sources.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Sellers and Purchaser have duly executed this Agreement as of the date first written above.

MAXAR TECHNOLOGIES INC.

By:	/s/ Biggs C. Porter
Name: Biggs C. Porter
Title: EVP, CFO

MAXAR TECHNOLOGIES HOLDINGS INC.

By:	/s/ Biggs C. Porter
Name: Biggs C. Porter
Title: EVP, CFO

NEPTUNE ACQUISITION INC.

By:	/s/ Andrew Lapham
Name: Andrew Lapham
Title: Director

[Signature Page to Stock Purchase Agreement]